Manulife Financial Corporation
Consolidated Financial Statements
For the year ended December 31, 2005

Responsibility for Financial Reporting
The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.
Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.
The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.
The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.
The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards. Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro President and Chief Executive Officer	Peter H. Rubenovitch Senior Executive Vice President and Chief Financial Officer
Toronto, Canada
February 9, 2006
Management’s Discussion and Analysis       93

Appointed Actuary’s Report to the Shareholders
I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2005 and 2004 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.
Simon Curtis, F.C.I.A.
Executive Vice President and Appointed Actuary
Toronto, Canada
February 9, 2006
Auditors’ Report to the Shareholders
We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2005 and 2004 and the Consolidated Statements of Operations, Equity, Cash Flows and Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2005 and 2004 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in accordance with Canadian generally accepted accounting principles.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 9, 2006
94      MFC 2005 Annual Report

Consolidated Statements of Operations

For the years ended December 31
(Canadian $ in millions except per share amounts)	2005	2004

Revenue
Premium income	$18,587	$16,287
Net investment income (note 6)	9,618	7,823
Other revenue	3,842	2,857

Total revenue	$32,047	$26,967

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$6,440	$4,778
Maturity and surrender benefits	10,398	8,659
Annuity payments	3,366	2,828
Policyholder dividends and experience rating refunds	1,569	1,391
Net transfers to segregated funds	465	507
Change in actuarial liabilities	(2,376)	(1,137)
General expenses	3,576	3,050
Commissions	3,253	2,609
Interest expense	788	629
Premium taxes	244	208
Non-controlling interest in subsidiaries	2	20

Total policy benefits and expenses	$27,725	$23,542

Income before income taxes	$4,322	$3,425
Income taxes (note 9)	(1,031)	(874)

Net income	$3,291	$2,551

Net income (loss) attributed to participating policyholders	$(3)	$1

Net income attributed to shareholders	$3,294	$2,550
Preferred share dividends	(14)	–

Net income available to common shareholders	$3,280	$2,550

Weighted average number of common shares outstanding (in millions)	799	698
Weighted average number of diluted common shares outstanding (in millions)	806	704
Basic earnings per common share	$4.11	$3.65
Diluted earnings per common share (note 16)	$4.07	$3.62
Certain comparative amounts have been restated. See note 2 to the consolidated financial statements.
The accompanying notes to these consolidated financial statements are an integral part of these statements.
Consolidated Financial Statements       95

Consolidated Balance Sheets

As at December 31
(Canadian $ in millions)	2005	2004

Assets
Invested assets (note 6)
Bonds	$103,315	$106,073
Mortgages	28,008	28,684
Stocks	8,896	8,344
Real estate	5,279	4,669
Policy loans	6,120	6,743
Cash and short-term investments	9,360	8,517
Bank loans	1,806	1,391
Other investments	4,448	4,721

Total invested assets	$167,232	$169,142

Other assets
Accrued investment income	$1,334	$1,777
Outstanding premiums	735	549
Goodwill	7,501	7,332
Intangible assets (note 5)	1,742	1,806
Miscellaneous	3,266	3,640

Total other assets	$14,578	$15,104

Total assets	$181,810	$184,246

Segregated funds net assets	$140,361	$117,890

Liabilities and Equity
Policy liabilities (note 7)	$132,049	$137,410
Deferred realized net gains (note 6)	4,476	3,667
Bank deposits	5,911	4,373
Consumer notes (note 10)	2,900	2,881
Future income tax liability (note 9)	1,337	980
Other liabilities	6,784	6,800

	$153,457	$156,111
Long-term debt (note 12)	2,457	2,948
Liabilities for preferred shares and capital instruments (note 13)	1,922	1,950
Non-controlling interest in subsidiaries (note 14)	187	136
Equity
Participating policyholders’ equity	157	150
Shareholders’ equity
Preferred shares	344	–
Common shares	14,490	14,646
Contributed surplus	93	102
Retained earnings and currency translation account	8,703	8,203

Total equity	$23,787	$23,101

Total liabilities and equity	$181,810	$184,246

Segregated funds net liabilities	$140,361	$117,890

Certain comparative amounts have been restated. See note 2 to the consolidated financial statements.
The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro President and Chief Executive Officer	Arthur R. Sawchuk Chairman of the Board of Directors
96      MFC 2005 Annual Report

Consolidated Statements of Equity

For the years ended December 31	Participating
(Canadian $ in millions)	Policyholders	Shareholders	2005	2004

Preferred shares
Preferred shares issued (note 15)	$–	$350	$350	$–
Issuance costs, net of tax	–	(6)	(6)	–

Balance, December 31	$–	$344	$344	$–

Common shares
Balance, January 1	$–	$14,646	$14,646	$599
Issued on acquisition of a subsidiary (notes 3 and 15)	–	–	–	13,510
Issued on exercise of stock options and deferred share units (note 16)	–	228	228	712
Purchase and cancellation (note 15)	–	(384)	(384)	(175)

Balance, December 31	$–	$14,490	$14,490	$14,646

Contributed surplus
Balance, January 1	$–	$102	$102	$14
Issuance of options on acquisition of a subsidiary (notes 3 and 16)	–	–	–	215
Loss on exchange of preferred shares issued by a subsidiary (note 14)	–	–	–	(10)
Exercise of stock options	–	(42)	(42)	(144)
Stock option expense (note 16)	–	33	33	27

Balance, December 31	$–	$93	$93	$102

Retained earnings
Balance, January 1	$150	$10,418	$10,568	$8,974
Net income (loss)	(3)	3,294	3,291	2,551
Preferred share dividends	–	(14)	(14)	–
Common share dividends	–	(926)	(926)	(690)
Purchase and cancellation of common shares (note 15)	–	(854)	(854)	(334)
Transfer of participating policyholders’ retained earnings from acquisition (note 3)	10	–	10	67

Balance, December 31	$157	$11,918	$12,075	$10,568

Currency translation account
Balance, January 1	$–	$(2,215)	$(2,215)	$(673)
Change during the year, net of tax	–	(1,000)	(1,000)	(1,542)

Balance, December 31	$–	$(3,215)	$(3,215)	$(2,215)

Total retained earnings and currency translation account	$157	$8,703	$8,860	$8,353

Total equity	$157	$23,630	$23,787	$23,101

Certain comparative amounts have been restated. See note 2 to the consolidated financial statements.
The accompanying notes to these consolidated financial statements are an integral part of these statements.
Consolidated Financial Statements       97

Consolidated Statements of Cash Flows

For the years ended December 31
(Canadian $ in millions)	2005	2004

Operating activities
Net income	$3,291	$2,551
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	2,671	2,723
Amortization of net realized and unrealized gains on investments	(964)	(779)
Amortization of premium/discount and mark-to-market adjustments	397	401
Other amortization	215	171
Future income tax expense	718	633
Provisions on investments	140	115
Stock-based compensation expense	33	27
Non-controlling interest in subsidiaries	(3)	11

Net income adjusted for non-cash items	$6,498	$5,853
Changes in policy related and operating receivables and payables	1,701	(378)

Cash provided by operating activities	$8,199	$5,475

Investing activities
Purchases and mortgage advances	$(59,187)	$(47,955)
Disposals and repayments	57,722	45,101
Cash received as part of acquisition of John Hancock Financial Services, Inc.	–	2,594

Cash used in investing activities	$(1,465)	$(260)

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$(115)	$61
Issue of long-term debt	4	94
Repayment of long-term debt	(308)	(58)
Repayment of trust preferred securities	(9)	–
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	(5,047)	(3,860)
Bank deposits, net	1,558	1,333
Consumer notes issued, net	137	532
Sale of preferred shares of a subsidiary	–	62
Redemption of preferred shares issued by a subsidiary (note 14)	–	(150)
Preferred share dividends	(14)	–
Common share dividends	(926)	(690)
Borrowed funds (repaid), net	(380)	262
Purchase and cancellation of common shares	(1,238)	(509)
Common shares issued on exercise of options	186	568
Preferred shares issued, net	344	–

Cash used in financing activities	$(5,808)	$(2,355)

Cash and short-term investments
Increase during the year	$926	$2,860
Currency impact on cash and short-term investments	(208)	(233)
Balance, January 1	8,181	5,554

Balance, December 31	$8,899	$8,181

Cash and short-term investments
Beginning of year
Gross cash and short-term investments	$8,517	$5,877
Net payments in transit, included in other liabilities	(336)	(323)

Net cash and short-term investments, January 1	$8,181	$5,554

End of year
Gross cash and short-term investments	$9,360	$8,517
Net payments in transit, included in other liabilities	(461)	(336)

Net cash and short-term investments, December 31	$8,899	$8,181

Certain comparative amounts have been restated. See note 2 to the consolidated financial statements.
The accompanying notes to these consolidated financial statements are an integral part of these statements.
98      MFC 2005 Annual Report

Segregated Funds Consolidated Statements of Net Assets

As at December 31
(Canadian $ in millions)	2005	2004

Investments, at market values
Cash and short-term investments	$2,661	$2,139
Bonds	11,651	7,478
Stocks	123,060	106,304
Other investments	3,816	2,193
Accrued investment income	96	106
Other liabilities, net (note 1(f))	(923)	(330)

Total segregated funds net assets	$140,361	$117,890

Composition of segregated funds net assets:
Held by policyholders	$139,695	$117,570
Held by the Company	361	320
Held by other contract holders (note 1(f))	305	—

Total segregated funds net assets	$140,361	$117,890

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31
(Canadian $ in millions)	2005	2004

Additions
Deposits from policyholders	$31,786	$25,104
Net realized and unrealized investment gains	6,708	8,936
Interest and dividends	4,241	2,583
Net transfers from general fund	465	507
Other contracts consolidated with segregated funds (note 1(f))	305	—
Funds assumed on acquisition of a subsidiary (note 3)	395	31,020

Total additions	$43,900	$68,150

Deductions
Payments to policyholders	$14,885	$11,840
Management and administrative fees	2,005	1,562
Currency revaluation	4,539	8,322

Total deductions	$21,429	$21,724

Net additions for the year	$22,471	$46,426
Segregated funds net assets, January 1	117,890	71,464

Segregated funds net assets, December 31	$140,361	$117,890

The accompanying notes to these consolidated financial statements are an integral part of these statements.
Consolidated Financial Statements       99

Notes to Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated)
Note 1 ☐ Nature of Operations and Significant Accounting Policies
Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group (note 3). MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada, Asia and Japan. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds, and to institutional customers.
MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI is an exception to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes are related to the determination of actuarial liabilities and provisioning for asset impairment. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:
a) Basis of consolidation MFC consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The results of operations of subsidiaries are included in the consolidated financial statements from their dates of acquisition. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately.
b) Invested assets Under Canadian GAAP for life insurance companies, the invested assets held by the Company are accounted for through a variety of methods. These methods are summarized as follows:

Recognition of
realized gains
and losses on normal
Carrying value	business activities	Recognition of impairment

Bonds	At amortized cost less an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Impairment is recognized on a specific bond when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest.

In such cases, the bond is written down to its net realizable value and the charge is recorded in income in the period the impairment is recognized.

Mortgages	At amortized cost less repayments and an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Impairment is recognized on a specific mortgage when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Such impaired mortgages are carried at their estimated realizable value, determined for each asset by discounting the expected future cash flows at the original interest rate inherent in the asset. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, estimated realizable amounts are measured at either the fair value of any security underlying the mortgage, net of expected costs of realization and any amounts legally required to be paid to borrowers, or at observable market prices for the mortgages. The impairment charge is recorded in income in the period the impairment is recognized.

Mortgages are classified as impaired whenever payments are three months or more in arrears or if there is a provision against the mortgage.

At the time of foreclosure, mortgages are written down to net realizable value. Declines in the net realizable value of foreclosed properties are charged to income immediately.

100      MFC 2005 Annual Report

Recognition of
realized gains
and losses on normal
	Carrying value	business activities	Recognition of impairment

Stocks	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter.	Deferred and brought into income at the rate of 5% of unamortized deferred realized gains and losses each quarter.	Specific stocks are written down to market value through a charge to income, if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Real estate	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 3% per quarter.	Deferred and brought into income at the rate of 3% of unamortized deferred realized gains and losses each quarter.	Specific properties are written down to market value through a charge to income, if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Policy loans	At their unpaid balance.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.

Once established, an allowance against impairment of bonds or mortgages is reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is written off against the related asset.
In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.
Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives.
c) Cash and short-term investments Cash and short-term investments in the Consolidated Statements of Cash Flows comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.
d) Goodwill and other intangible assets Goodwill represents the excess of the cost of businesses acquired over estimated fair values of the net assets acquired. Intangible assets are allocated between indefinite and finite life intangible assets. Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment on at least an annual basis and, if determined to be impaired, a charge is recorded in income to the extent the carrying value exceeds the estimated fair value. Finite life intangible assets are amortized over their estimated useful lives.
e) Miscellaneous assets Included in miscellaneous assets are amounts due from reinsurers and capital assets. The latter are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.
f) Segregated funds The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders, with the Company assuming no risk. Consequently, these funds are segregated and presented separately from the general fund of the Company. Income earned from fund management fees is included in other revenue in the general fund. Investments held in segregated funds are carried at market value.
Where the Company or the segregated funds control partnership interests, the partnership is consolidated onto the accounts of the segregated funds if the segregated funds own a greater share than the general account. The share of net assets not owned by the Company or the segregated funds policyholders is reported as held by other contract holders.
The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund of the Company.
g) Actuarial liabilities Actuarial liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of actuarial liabilities that must be set aside each year to ensure that sufficient funds will be available in the future to meet these obligations. The valuation methods employed by the Appointed Actuary are based on standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).
h) Income taxes The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and
Notes to the Consolidated Financial Statements       101

liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the excess.
i) Translation of foreign currencies Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on investments in self-sustaining operations and the results of hedging these positions, net of applicable taxes, are recorded in equity. Translation gains and losses on disposition of investments in self-sustaining operations are included in income.
j) Stock-based compensation The Company provides compensation to certain employees and directors in the form of stock options, deferred share units and restricted share units. The Company uses the fair value method for stock-based compensation awarded to non-employees, direct awards of stock and awards that call for settlement in cash or other assets awarded to employees after January 1, 2002.
The Company’s accounting policy for stock options granted to employees is the fair value method for awards granted on or after January 1, 2002. The fair value of these awards is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus. The intrinsic value method is used to account for awards granted prior to January 1, 2002.
For restricted share units, a liability is accrued based on the market value of the Company’s shares and compensation expense is recognized over the vesting period. The vested portion of changes in the value of restricted share units is recognized in the Consolidated Statements of Operations.
k) Employee future benefits The Company maintains a number of pension plans for its eligible employees and agents. The assets supporting trusteed pension plans are held in separate trusteed pension funds. Other pension plan benefits are included in other liabilities and are supported by the Company’s general fund assets.
The defined contribution plans were established in 1998 and provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution benefits is the required contribution provided by the Company in exchange for the services of employees rendered during the period.
The defined benefit plans provide pension benefits based on length of service and final average earnings. The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.
The Company also provides supplementary pension, health, dental and life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement.
l) Derivatives The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments as well as anticipated transactions. Realized and unrealized gains and losses on derivatives which are designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions that do not qualify for the accounting definition of a hedge, are accounted for as a portfolio investment whereby carrying values are adjusted toward market values at 5% per quarter. Hedge effectiveness is assessed quarterly.
Derivative income and expenses related to invested assets and financial liabilities are included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, and deferred realized net gains are presented as such in the Consolidated Balance Sheets.
m) Premium income and related expenses Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.
When premiums are recognized, the related actuarial liabilities are computed, resulting in benefits and expenses being matched with such revenue.
Note 2 ☐ Changes in Accounting Policies and Newly Issued Accounting Pronouncements
a) Hedging relationships Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives are accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional loss of $6 as at January 1, 2004 was deferred and is being amortized to
102      MFC 2005 Annual Report

income in the same period as the original hedged items. The adoption of this Guideline did not materially impact these consolidated financial statements.
b) Consolidation of variable interest entities In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. The Company has determined that no VIE is required to be consolidated in the general fund accounts of the Company under the new guidance. However, as outlined in note 18, the consolidation of certain VIEs increased segregated fund net assets and amounts attributable to other contract holders by $133. The Company also determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that the Company is not the primary beneficial interest holder. As a result, the Trust, which issued the Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust have been reported in liabilities for preferred shares and capital instruments (see note 13). For the year ended December 31, 2005, this reclassification increased interest expense and decreased non-controlling interest in subsidiaries by $67 (2004 – $67). Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation. The MaCS, totaling $1,000, continue to form part of the Company’s Tier 1 regulatory capital.
c) Financial instruments – disclosure and presentation In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation,” that changed the accounting for certain obligations having characteristics of both a liability and equity. The amendments require MFC’s Class A Shares, Series 1 (“Series 1 Preferred Shares”) to be presented as a liability as they can be converted into a variable number of MFC common shares with the corresponding preferred share dividends reported in earnings as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004. As a result, the Company reclassified as a liability $344 of Series 1 Preferred Shares previously included in shareholders’ equity. For the year ended December 31, 2005, the reclassification of Series 1 Preferred Share dividends increased interest expense by $14 (2004 – $14). This change did not impact earnings per share or net income available to common shareholders because preferred share dividends are deducted from net income in determining those measures. Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation.
d) Financial instruments – recognition and measurement, hedges, comprehensive income and equity In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” all of which will become effective for the Company beginning January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which will become effective for the Company beginning January 1, 2007, and will require life insurance enterprises to account for financial assets and liabilities and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at cost.
The standards permit an entity to designate certain financial instruments, on initial recognition, as ones that will be measured at fair value with gains and losses recognized in net income in the period in which they arise.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
The Company is currently evaluating the impact of adopting these standards.
Notes to the Consolidated Financial Statements       103

Note 3 ☐ Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The results of JHF’s operations have been included in these consolidated financial statements since the date of merger.
Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the MFC common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as at the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options using the Black-Scholes option-pricing model based on the closing share price of MFC as at April 28, 2004. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options. The fair value of these options is recognized in the Consolidated Statement of Operations over the remaining vesting period from the date of acquisition.
The purchase equation with respect to the JHF acquisition was adjusted and finalized during the second quarter of 2005 to reflect various items impacting goodwill. The adjustments have increased goodwill under Canadian GAAP by $407 to $7,848. The adjustments made to goodwill are comprised of:

•	Refinement of policy liability valuation models;

•	Other refinement of fair values; and

•	Additional restructuring accruals.
Refinement of policy liability valuation models include refinements to models and the investment strategies reflected in those models, harmonization of assumptions and assumption changes as a result of further analysis of pre-acquisition experience. In addition, balance sheet reclassifications, which do not affect goodwill, relating to purchase accounting for leveraged lease assets and a product line now classified as a segregated fund, were made in the second quarter of 2005.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition and has been updated for the finalization of the purchase equation in the second quarter of 2005.

				Final
	As reported	Fair value	Classification	purchase
As at April 28, 2004	June 2004	adjustments	differences	equation

Assets
Invested assets	$106,647	$(189)	$(80)	$106,378
Intangible assets (note 5)	2,041	–	–	2,041
Goodwill	7,441	407	–	7,848
Other assets	4,542	(36)	(395)	4,111

Total assets acquired	$120,671	$182	$(475)	$120,378

Liabilities
Policy-related liabilities	$95,850	$318	$(395)	$95,773
Restructuring costs accrued (note 4)	184	34	–	218
Other liabilities	10,500	(180)	(80)	10,240
Participating policyholders’ retained earnings	67	10	–	77

Total liabilities assumed	$106,601	$182	$(475)	$106,308

Net assets acquired	$14,070	$–	$–	$14,070

Segregated funds net assets acquired	$31,020	$–	$395	$31,415

Total purchase consideration
MFC common shares	$13,510			$13,510
Cash consideration for partial shares	15			15
Fair value of JHF stock options exchanged for MFC stock options	215			215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296			296
Transaction costs, net of tax	34			34

Total	$14,070			$14,070

104      MFC 2005 Annual Report

Note 4 ☐ Restructuring Costs
Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. As at December 31, 2005, the restructuring is substantially complete. Costs consist primarily of consolidation activities involving operations and systems, compensation costs and facilities. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Consolidated Statements of Operations as a general expense.
Costs of $475 were originally expected to be incurred and consisted of approximately $184 that was recognized as part of the purchase equation for the JHF acquisition and costs of $291 that would have been charged to income as incurred. As part of the finalization of the purchase equation in the second quarter of 2005, the total cost was adjusted to $509, consisting of approximately $218 that was recognized as part of the purchase equation and costs of $291 that will be charged to income as incurred.
Restructuring costs of $412 have been incurred since the acquisition of JHF. Of this amount, $128 was applied to the restructuring accrual established in the purchase equation, $139 ($90 after tax) was recorded in general expenses in 2004 and $145 ($94 after tax) was recorded in general expenses in 2005.
The following details the amount and status of restructuring costs:

	Expected total cost			Amount utilized in 2004			Amount utilized in 2005			Balance as at December 31, 2005

	Accrued on	Expense
	acquisition	as incurred		Accrued on	Expense		Accrued on	Expense		Accrued on	Expense
Type of cost	(revised)	(revised)	Total	acquisition	as incurred	Total	acquisition	as incurred	Total	acquisition	as incurred	Total

Consolidation of operations and systems	$24	$253	$277	$6	$134	$140	$6	$124	$130	$12	$(5)	$7
Severance	96	21	117	29	3	32	35	12	47	32	6	38
Facilities	98	17	115	10	2	12	42	9	51	46	6	52

Total before currency	$218	$291	$509	$45	$139	$184	$83	$145	$228	$90	$7	$97
Change in foreign exchange rates										(20)	(17)	(37)

Total										$70	$(10)	$60

By geographic location
Canada	$56	$163	$219	$25	$70	$95	$25	$70	$95	$6	$23	$29
United States	157	121	278	18	67	85	57	74	131	82	(20)	62
Other	5	7	12	2	2	4	1	1	2	2	4	6

Total before currency	$218	$291	$509	$45	$139	$184	$83	$145	$228	$90	$7	$97
Change in foreign exchange rates										(20)	(17)	(37)

Total										$70	$(10)	$60

Note 5 ☐ Intangible Assets
The acquired intangible assets include the JHF brand name, distribution networks, fund management contracts, and contractual rights. Of the total intangible assets, a portion was identified as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives (generally between 20 to 30 years), in relation to the associated gross margins from the related businesses. Additions in 2005 are investments in fund management contracts with finite lives.

				Change in
	Balance			foreign	Balance
	January 1,			exchange	December 31,
For the year ended December 31, 2005	2005	Additions	Amortization	rates	2005

Indefinite life
Brand	$725	$–	$–	$(25)	$700
Fund management contracts	353	–	–	(11)	342

	$1,078	$–	$–	$(36)	$1,042

Finite life
Distribution networks	$557	$–	$(10)	$(12)	$535
Other intangible assets	171	10	(16)	–	165

	$728	$10	$(26)	$(12)	$700

Total	$1,806	$10	$(26)	$(48)	$1,742

Notes to the Consolidated Financial Statements       105

			Change in	Balance
	JHF		foreign	December 31,
For the year ended December 31, 2004	acquisition	Amortization	exchange rates	2004

Indefinite life
Brand	$822	$–	$(97)	$725
Fund management contracts	402	–	(49)	353

	$1,224	$–	$(146)	$1,078

Finite life
Distribution networks	$627	$(3)	$(67)	$557
Other intangible assets	190	(9)	(10)	171

	$817	$(12)	$(77)	$728

Total	$2,041	$(12)	$(223)	$1,806

Note 6 ☐ Invested Assets and Net Investment Income
a) Invested assets

						Total
					Deferred	realized and
As at December 31	Carrying		Unrealized	Unrealized	realized net	unrealized net
2005	value	Fair value	gains	losses	gains (losses)	gains (losses)

Bonds (fixed maturity)
Canadian government and agency	$10,750	$12,374	$1,641	$(17)	$530	$2,154
U.S. government and agency	10,643	10,716	192	(119)	431	504
Other government and agency	5,807	5,887	93	(13)	178	258
Corporate	63,763	65,211	2,229	(781)	1,464	2,912
Mortgage/asset-backed securities	12,352	12,242	69	(179)	104	(6)
Mortgages	28,008	28,338	639	(309)	101	431
Stocks	8,896	10,115	2,024	(805)	1,294	2,513
Real estate	5,279	6,080	869	(68)	113	914
Policy loans	6,120	6,120	–	–	–	–
Cash and short-term investments	9,360	9,436	79	(3)	–	76
Bank loans	1,806	1,841	35	–	–	35
Other investments	4,448	4,714	436	(170)	261	527

Total invested assets	$167,232	$173,074	$8,306	$(2,464)	$4,476	$10,318

As at December 31
2004

Bonds (fixed maturity)
Canadian government and agency	$11,178	$12,322	$1,157	$(13)	$475	$1,619
U.S. government and agency	9,314	9,542	250	(22)	307	535
Other government and agency	5,258	5,342	92	(8)	136	220
Corporate	68,378	71,079	2,836	(135)	1,225	3,926
Mortgage/asset-backed securities	11,945	12,044	162	(63)	52	151
Mortgages	28,684	29,474	975	(185)	68	858
Stocks	8,344	8,861	1,298	(781)	1,289	1,806
Real estate	4,669	5,066	499	(102)	109	506
Policy loans	6,743	6,743	–	–	–	–
Cash and short-term investments	8,517	8,517	–	–	(1)	(1)
Bank loans	1,391	1,404	13	–	–	13
Other investments	4,721	4,570	389	(540)	7	(144)

Total invested assets	$169,142	$174,964	$7,671	$(1,849)	$3,667	$9,489

Fair values are determined with reference to quoted market prices where available. Fair values of mortgages and bank loans reflect changes in interest rates, which have occurred since the mortgages and bank loans were originated, and changes in the creditworthiness of individual borrowers. For fixed-rate mortgages, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages with similar credit risks. Fair values of real estate are determined by a combination of internal and external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $14 are included in real estate as at December 31, 2005 (2004 – $12). Carrying values of policy loans and cash and short-term investments approximate their fair values. Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives. Carrying values for these investments also approximate their fair values, with the exception of oil and gas holdings and derivatives. Fair value of oil and gas holdings is determined by external appraisals. Fair values of interest rate and foreign exchange derivative contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of the underlying securities or indices.
106      MFC 2005 Annual Report

The following table presents the carrying value and fair value of bonds, based on period to maturity:

	2005		2004
Bonds
As at December 31	Carrying value	Fair value	Carrying value	Fair value

Maturity
Due in one year or less	$4,107	$4,127	$4,473	$4,501
Due after one year through five years	21,093	21,086	22,017	22,401
Due after five years through 10 years	27,515	27,609	27,317	28,131
Due after 10 years	38,248	41,366	40,321	43,252
Mortgage/asset-backed securities	12,352	12,242	11,945	12,044

Total	$103,315	$106,430	$106,073	$110,329

The following table presents the carrying value and fair value of mortgages, by type of property:

	2005		2004
Mortgages
As at December 31	Carrying value	Fair value	Carrying value	Fair value

Residential	$6,868	$6,930	$6,375	$6,507
Office	5,217	5,324	5,963	6,184
Retail	6,888	7,008	6,611	6,891
Industrial	3,678	3,798	3,887	4,069
Other	5,357	5,278	5,848	5,823

Total	$28,008	$28,338	$28,684	$29,474

The carrying value of government-insured mortgages was 12% of the total carrying value of the mortgage portfolio as at December 31, 2005 (2004 – 9%) and the carrying value of privately-insured mortgages was 1.1% of the total mortgage portfolio as at December 31, 2005 (2004 – 1.1%).
b) Net investment income

			Amortization of
	Gross	Provision for	net realized and	Net
For the year ended December 31	investment	impairment, net	unrealized gains	investment
2005	income (loss)	(note 6(e))	(losses)	income	Yield (%)

Bonds	$5,654	$(92)	$378	$5,940	5.81
Mortgages	1,616	(27)	28	1,617	5.76
Stocks	403	–	445	848	11.88
Real estate	334	–	104	438	9.82
Policy loans	460	–	–	460	6.88
Cash and short-term investments	219	–	(1)	218	n/a
Bank loans	92	–	–	92	5.80
Other investments	334	(21)	10	323	n/a
Investment expenses	(318)	–	–	(318)	n/a

Total	$8,794	$(140)	$964	$9,618	5.94

For the year ended December 31
2004

Bonds	$4,745	$(35)	$354	$5,064	5.92
Mortgages	1,331	(49)	15	1,297	5.70
Stocks	271	–	355	626	11.23
Real estate	295	11	60	366	8.96
Policy loans	459	–	–	459	7.25
Cash and short-term investments	150	–	–	150	n/a
Bank loans	64	–	–	64	5.41
Other investments	124	(42)	(5)	77	n/a
Investment expenses	(280)	–	–	(280)	n/a

Total	$7,159	$(115)	$779	$7,823	5.68

Yields are based on total investment income divided by the aggregate of the average carrying value of assets plus accrued income less deferred realized net gains.
c) Securities lending The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for periods of time. Collateral, which exceeds the market value of the loaned securities, is lodged by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As at December 31, 2005, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $5,827 and $5,928, respectively (2004 – $5,958 and $6,099, respectively).
Notes to the Consolidated Financial Statements       107

d) Mortgage securitization The Company from time to time originates commercial mortgages and sells them to Commercial Mortgage Backed Securities Trusts and, in certain cases, retains servicing rights to the mortgages sold. During 2005, no such mortgages have been sold. During 2004, the Company sold $48 of commercial mortgage loans in securitization transactions for which it received net proceeds of $47.
e) Credit risk Credit risk is the risk that a party to a financial instrument, such as a mortgage borrower, will fail to fully honour its financial obligations to the Company. Credit risks are primarily associated with investment, derivative and reinsurance counterparties (see reinsurance risk in note 8(b)).
The Company has provided for credit risk by establishing allowances against the carrying value of impaired assets in the Consolidated Balance Sheets. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities (note 7(d)).
The carrying value of impaired assets was as follows:

As at December 31
2005	Gross amount	Allowance	Carrying value

Bonds	$482	$143	$339
Mortgages	343	91	252
Other	94	42	52

Total	$919	$276	$643

2004

Bonds	$303	$94	$209
Mortgages	282	77	205
Other	105	43	62

Total	$690	$214	$476

The changes during the year in respect of the allowance for impairment were as follows:

Allowance for impairment	2005	2004

Balance, January 1	$214	$230
Net provisions during the year	140	115
Write-offs, disposals and currency translation	(78)	(131)

Balance, December 31	$276	$214

Concentrations of credit risk
The Company’s exposure to credit risk is managed through risk management policies and procedures with emphasis on the quality of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards.
As at December 31, 2005, 94% of bonds (2004 – 94%) were rated at investment grade “BBB” or higher, and 68% (2004 – 63%) were rated “A” or higher. Government bonds represented 27% (2004 – 24%) of the bond portfolio. The Company’s highest exposure to a single non-government issuer was $464 (2004 – $431). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada, with $7,636 (2004 – $7,166) of the total portfolio. Income-producing commercial office properties were the largest concentration in the real estate portfolio with $3,607 (2004 – $3,401). As at December 31, 2005, 92% (2004 – 96%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 2% (2004 – 2%) of the portfolio.
The Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any gains that may have accrued. All contracts are held with counterparties rated “A” or higher. As at December 31, 2005, 79% (2004 – 74%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2005 was $175 (2004 – $137).
Note 7 ☐ Policy Liabilities
a) Policy liabilities Policy liabilities are reported in the consolidated financial statements net of reinsurance ceded. The policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31	2005	2004

Gross policy liabilities	$139,359	$143,653
Impact of reinsurance ceded	(7,310)	(6,243)

Net policy liabilities	$132,049	$137,410

108      MFC 2005 Annual Report

Policy liabilities include actuarial liabilities as well as policy benefits payable, provision for unreported policy claims, and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31	2005	2004

Actuarial liabilities	$124,364	$130,608
Benefits payable and provision for unreported claims	3,012	1,933
Policyholder amounts on deposit	4,673	4,869

Net policy liabilities	$132,049	$137,410

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and experience rating refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected reinvestment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products and for long-term care. For other assumptions, this margin is established by directly adjusting the best estimate assumption.
The cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance.
The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recovery using assumptions, including margin for adverse deviation, as used in other components of the actuarial valuation.
b) Composition     The composition of policy liabilities by line of business and reporting segment is shown in the table below on a net of reinsurance ceded basis. Policy liability totals before the impact of reinsurance ceded are also shown. The net of reinsurance ceded numbers are used throughout the consolidated financial statements.

	Individual life insurance
				Other[1]	Total, net of	Total before
As at December 31		Non-	Annuities and	policy	reinsurance	reinsurance
2005	Participating	participating	pensions	liabilities	ceded	ceded

U.S. Protection	$23,863	$10,229	$34	$7,831	$41,957	$44,197
U.S. Wealth Management	–	–	17,820	57	17,877	18,860
G&SFP	–	–	25,382	–	25,382	25,382
Canadian Division	5,098	8,468	12,495	5,230	31,291	33,958
Asia and Japan Division	10,261	1,645	1,060	200	13,166	13,486
Reinsurance Division	–	1,025	–	1,206	2,231	2,413
Corporate and Other	–	–	–	145	145	1,063

Total, net of reinsurance ceded	$39,222	$21,367	$56,791	$14,669	$132,049	$139,359

Total before reinsurance ceded	$39,952	$24,699	$57,774	$16,934	$139,359

2004

U.S. Protection	$24,731	$8,887	$40	$8,588	$42,246	$44,541
U.S. Wealth Management	–	13	18,689	50	18,752	19,277
G&SFP	–	–	30,291	344	30,635	30,635
Canadian Division	4,720	7,343	12,951	5,032	30,046	32,513
Asia and Japan Division	11,119	1,485	1,085	146	13,835	14,134
Reinsurance Division	–	1,111	–	825	1,936	2,119
Corporate and Other	36	93	104	(273)	(40)	434

Total, net of reinsurance ceded	$40,606	$18,932	$63,160	$14,712	$137,410	$143,653

Total before reinsurance ceded	$41,400	$21,962	$63,685	$16,606	$143,653

[1]	Other includes group insurance, and individual and group health including long-term care insurance.
For participating policies in-force at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2005,
Notes to the Consolidated Financial Statements       109

$26,156 (2004 – $27,817) of both assets and policy liabilities related to the participating policyholders’ account were included in the closed blocks.
c) Assets backing policy liabilities, other liabilities and capital     Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds and commercial and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is invested in a range of debt and equity investments, both public and private.
Changes in the fair value of assets backing policy liabilities would have a limited impact on the Company’s equity wherever there is an effective matching of the assets and liabilities, as it would be substantially offset by a corresponding change in the fair value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2005 was estimated at $136,467 (2004 – $142,130).
The fair value of assets backing capital and other liabilities as at December 31, 2005 was estimated at $51,185 (2004 – $48,206).
The deferred realized net gains taken into account in the computation of policy liabilities as at December 31, 2005 were $2,942 (2004 – $2,305).
The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance
As at				Other
December 31,		Non-	Annuities	policy	Other
2005	Participating	participating	and pensions	liabilities[1]	liabilities[2]	Capital[3]	Total

Assets
Bonds	$23,284	$12,866	$39,097	$7,771	$11,584	$8,713	$103,315
Mortgages	4,645	3,036	12,099	2,664	3,892	1,672	28,008
Stocks	2,996	1,563	458	266	322	3,291	8,896
Real estate	2,077	1,308	217	1,017	312	348	5,279
Other	6,220	2,594	4,920	2,951	5,298	14,329	36,312

Total	$39,222	$21,367	$56,791	$14,669	$21,408	$28,353	$181,810

2004

Assets
Bonds	$23,184	$11,395	$44,526	$8,064	$11,670	$7,234	$106,073
Mortgages	5,141	2,646	13,101	2,460	3,218	2,118	28,684
Stocks	3,053	1,476	593	299	271	2,652	8,344
Real estate	2,001	1,059	141	711	306	451	4,669
Other	7,227	2,356	4,799	3,178	3,236	15,680	36,476

Total	$40,606	$18,932	$63,160	$14,712	$18,701	$28,135	$184,246

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.
[2]	Other liabilities include non-insurance liabilities.
[3]	Capital represents total equity, long-term debt, liabilities for preferred shares and capital instruments and non-controlling interest in subsidiaries.
d) Significant policy liability valuation assumptions     The preparation of consolidated financial statements involves the use of estimates and assumptions; however, actual results may differ from those estimates.
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.
110      MFC 2005 Annual Report

Best estimate assumptions In the computation of policy liabilities, best estimate assumptions are made. Assumptions are made for the valuation term of the liabilities and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

Nature of factor and assumption methodology	Risk management

Mortality and morbidity	Mortality relates to the occurrence of death. Mortality assumptions are based on past and emerging Company and industry experience. Assumptions are differentiated by sex, underwriting class and policy type.

Morbidity relates to the occurrence of accidents and sickness. Morbidity assumptions are based on Company and industry experience.	The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and 2005 experience was favourable when compared with the Company’s assumptions. Morbidity is also monitored monthly and 2005 experience was favourable when compared with the Company’s assumptions.

Investment returns	The Company matches assets and liabilities by business segment, using investment objectives that are appropriate for each line of business. The projected cash flows from these assets are combined with future reinvestment rates derived from the current economic outlook and the Company’s investment policy in order to determine expected rates of return on these assets for all future years.

Investment return assumptions include expected future asset credit losses. Asset credit losses are projected based on both past Company and industry experience and specific reviews of the current investment portfolio.

Investment return assumptions also include expected expense assumptions for the costs of managing the invested assets. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.	The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under the Canadian Asset Liability Method (CALM), the reinvestment rate is quantified by using interest rate scenario testing.

The exposure to asset credit losses is managed by policies and procedures, which limit concentrations by issuer, connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies asset credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for asset credit risk which, including provisions for adverse deviation, totaled $2,906 as at December 31, 2005 (2004 – $3,531). In 2005, default experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks and real estate are also used to support long-dated obligations in the Company’s Annuity and Pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2005, investment expense experience was favourable when compared to the Company’s assumptions.

Notes to the Consolidated Financial Statements       111

	Nature of factor and assumption methodology	Risk management

Policy terminations	Lapse relates to the termination of policies due to non-payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are based on the Company’s experience adjusted for expected future conditions. Assumptions reflect differences in geographic markets and lapse patterns for different types of contracts.	The Company designs its products in order to minimize financial exposure to lapse and surrender risk. In addition, the Company monitors lapse and surrender experience monthly. In aggregate, 2005 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes	Operating expense assumptions reflect the projected costs of maintaining and servicing policies and associated overhead expenses. These expenses are derived from the Company’s internal cost studies projected into the future with an allowance for inflation.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. The impact of income taxes, projected on the basis of the valuation assumptions (expected plus margin for adverse deviation), is also included.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation. Maintenance expenses for 2005 were favourable when compared with the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.	The Company monitors policy experience closely and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of board approved dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support liabilities. Where a currency mismatch exists, the assumed rates of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate exposure related to adverse movements in foreign exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 7(f)), with the exception of the impact of market interest rates and non-fixed income market values for all segregated fund policies and for most fixed account wealth management products, which are reported directly in each reporting segment’s earnings.
Provision for adverse deviation assumptions The basic assumptions made in establishing policy liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate assumptions, to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.
The impact of these margins is to increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as 5% to 20% of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.
112      MFC 2005 Annual Report

e) Change in policy liabilities     Change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

	Change in	Change in
For the years ended December 31	actuarial	other policy
2005	liabilities	liabilities	Total

Balance, January 1	$130,608	$6,802	$137,410
New policies	1,960	–	1,960
Normal in-force movement	(4,246)	570	(3,676)
Changes in methods and assumptions	(90)	40	(50)
Changes due to acquisition and assumption transactions	(198)	639	441
Currency impact	(3,670)	(366)	(4,036)

Balance, December 31	$124,364	$7,685	$132,049

2004

Balance, January 1	$51,647	$4,582	$56,229
New policies	2,046	–	2,046
Normal in-force movement	(3,133)	(1,125)	(4,258)
Changes in methods and assumptions	(50)	12	(38)
Changes due to acquisition and assumption transactions	91,965	3,959	95,924
Currency impact	(11,867)	(626)	(12,493)

Balance, December 31	$130,608	$6,802	$137,410

f) Changes in actuarial methods and assumptions     The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include liabilities for policy benefits in the course of settlement.
In 2005, changes in methods and assumptions used in the determination of policy liabilities resulted in a net reduction of $50 (2004 – reduction of $38) in policy liabilities. The net reduction includes an increase of $19 (2004 – decrease of $2) to policy liabilities impacting non-controlling interests in subsidiaries, an increase of $5 (2004 – decrease of $19) to participating policyholders’ reserves, and a net reduction of $74 (2004 – $17) to reserves that impact the shareholders’ account. As a result of the actuarial changes in methods and assumptions, shareholders’ pre-tax income increased by $74 (2004 – $17) and is reported in the “Corporate and Other” segment.
The changes in methods and assumptions in 2005 include a net reduction of $96 from review of credit loss assumptions and methodology, a net reduction of $275 from regular review of non-economic assumptions, consisting of releases from favourable changes in expense and mortality/morbidity offset by strengthening from unfavourable changes in policy persistency, and a net reduction of $69 from other refinements to cash flow models and methods. Offsetting these reductions was a $338 increase related to adoption of more conservative investment scenario assumptions, primarily related to assumed levels of long-term interest rates in North America and adopting a more conservative investment return outlook in Taiwan, and a $52 increase from other investment return assumption updates.
The changes in methods and assumptions in 2004 include a net reduction of $246 in cyclical credit loss reserves and a net increase of $137 in actuarial liabilities for cedent treaty recapture in life retrocession reinsurance assumed and a net increase of $103 in actuarial liabilities for segregated fund guarantees. The net impact of other changes in methods and assumptions from regular review of experience and actuarial models is a $32 reduction of actuarial liabilities. The release of cyclical credit loss reserves follows recommendations by the Company’s external actuarial reviewer that led to a review of the methods and assumptions for this reserve.
Note 8 ☐ Risk Management
In addition to risks related to reserve assumptions, the Company is exposed to the following risks, which are considered in establishing actuarial liabilities:
a) Interest rate risk     Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities. The uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received and the impact of mismatches between the timing and amount of current assets and the liabilities they support are the principal components of investment return risk within the Company’s general fund. Interest rate risk exposures are measured using a variety of techniques, including cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and liabilities, discounted at market yields and adjusted for tax.
Notes to the Consolidated Financial Statements       113

The Company’s general fund wealth management business may be exposed to interest rate risk as a result of mismatches between the timing and amount of its assets and liabilities. The impact on shareholders’ economic value of an immediate and permanent parallel shift of 1% in interest rates at all maturities across all markets arising from general fund wealth management business is as follows:

For the years ended December 31	2005	2004

1% increase in interest rates	$(47)	$60
1% decrease in interest rates	$46	$(67)

The Company’s general fund insurance business is supported by a portfolio of assets invested in a blend of medium to long maturity bonds and a material component of non-fixed income assets, with the investment allocations between fixed income and non-fixed income assets managed proactively. As a result, the interest rate risk related to this business is not easily identified separately from the price volatility related to non-fixed income assets.
b) Reinsurance risk In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.
The effect of reinsurance on premium income was as follows:

For the years ended December 31	2005	2004

Direct premium income	$18,881	$16,284
Reinsurance assumed	1,364	1,318
Reinsurance ceded	(1,658)	(1,315)

Total premium income	$18,587	$16,287

Note 9 ☐ Income Taxes
The effective income tax rate for the provision for income taxes reported in the Consolidated Statements of Operations varies from the income taxes computed at the Canadian statutory tax rate of 34% for the year ended December 31, 2005 (2004 – 34%) for the following reasons:

Reconciliation of income tax expense
For the years ended December 31	2005	2004

Income tax at Canadian statutory tax rate	$1,470	$1,164
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(117)	(85)
Differences in tax rates on income not subject to tax in Canada	(149)	(228)
Recognition of tax benefit from prior years	(19)	(5)
Release of valuation allowance	(105)	–
Other	(49)	28

Income tax expense	$1,031	$874

Components of income tax expense included in the Consolidated Statements of Operations are as follows:

For the years ended December 31	2005	2004

Canadian income tax expense:
Current	$198	$106
Future	53	139

	$251	$245

Foreign income tax expense:
Current	$115	$135
Future	665	494

	$780	$629

Income tax expense	$1,031	$874

The amount of income taxes paid in cash during the year ended December 31, 2005 was $327 (2004 – $386).
114      MFC 2005 Annual Report

Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31	2005	2004

Consolidated Statements of Operations
Income taxes	$1,031	$874
Consolidated Statements of Equity
Preferred shares	(4)	–
Currency translation account	44	28

Income taxes	$1,071	$902

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be charged against earnings as at December 31, 2005 are estimated to be $267 (2004 – $238).
The following table presents future income taxes in total, and the principal components:

As at December 31	2005	2004

Future income tax asset:
Actuarial liabilities	$716	$1,556
Gain on sale of invested assets	377	243
Other	1,782	1,818

	$2,875	$3,617
Valuation allowance	(41)	(156)

Future income tax asset	$2,834	$3,461

Future income tax liability:
Real estate	$(331)	$(349)
Securities and other investments	(3,232)	(3,460)
Intangible assets	(608)	(632)

Future income tax liability	$(4,171)	$(4,441)

Net future income tax liability	$(1,337)	$(980)

As at December 31, 2005, the Company has approximately $2,458 (2004 – $1,525) of tax loss carry forwards available, which expire between the years 2006 and 2020. A benefit has been recognized in the amount of $824 (2004 – $379) in future income taxes. A benefit in the amount of $38 (2004 – $156) has not been recognized.
Note 10 ☐ Consumer Notes
A subsidiary of JHF issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are issued weekly with a variety of maturities, interest rates and call provisions. SignatureNotes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at December 31, 2005, interest rates ranged from 1.75% to 6.45% (2004 – from 1.75% to 6.25%) with maturities until 2034. The fair value of consumer notes as at December 31, 2005 was $2,814 (2004 – $2,865).
Note 11 ☐ Commercial Paper
At December 31, 2004, other liabilities included $349 of commercial paper issued by JHF that was primarily used to meet working capital needs. Outstanding commercial paper as at December 31, 2004 had a weighted average interest rate of 1.18% and a weighted average life of approximately 33 days. These amounts were repaid in 2005.
Notes to the Consolidated Financial Statements       115

Note 12 ☐ Long-Term Debt

As at December 31	2005	2004

Senior debt
5.625% Notes payable U.S. dollar	$607	$635
Other notes payable	471	639
Subordinated notes
7.875% U.S. dollar	–	252
5.70% Canadian dollar	250	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	579	622

Total long-term debt	$2,457	$2,948

Fair value	$2,561	$3,050

The fair value of long-term debt is determined by reference to current market prices, where available. The cash amount of interest paid during the year ended December 31, 2005 was $170 (2004 – $168).
a) 5.625% U.S. dollar notes payable     On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1,000 effective shelf registration statement.
b) Other notes payable     The notes payable bear interest rates ranging from 6.54% to 12.1% and mature in varying amounts to 2012. The notes were issued by various subsidiaries of JHF.
c) 7.875% U.S. dollar subordinated notes     During 1995, MLI issued U.S. $250 ($341) in 7.875% subordinated notes due April 15, 2005. This debt was issued as a private placement under Rule 144A of the Securities Act (United States). During 2004, U.S. $41 of these subordinated notes were purchased at a cost of U.S. $44 ($58) and extinguished. MLI repaid the remaining U.S. $209 ($260) balance at maturity on April 15, 2005.
d) Canadian dollar subordinated debt     On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures, redeemable in whole or in part by MLI at any time. Debentures with principal of $250, maturing on February 16, 2011, bear interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate (adjusted quarterly). In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate (adjusted quarterly). Proceeds to MLI, net of issuance costs, were approximately $796. The debt constitutes Tier 2B regulatory capital.
e) U.S. dollar surplus notes     On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.
The carrying value of the senior debt and surplus notes reflects a net increase of U.S. $93 relating to the unamortized fair value adjustment of these instruments, which arose as a result of the acquisition of JHF (note 3). The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.
Aggregate maturities of long-term debt are as follows:

As at December 31	2005	2004

Less than one year	$23	$417
One to two years	13	19
Two to three years	609	14
Three to four years	1	638
Four to five years	2	1
Greater than five years	1,809	1,859

Total	$2,457	$2,948

Note 13 ☐ Liabilities for Preferred Shares and Capital Instruments

As at December 31	2005	2004

Preferred shares – Class A Shares, Series 1 (note 2)	$344	$344
Senior debentures issued to Manulife Financial Capital Trust (note 2)
6.7% debentures	940	940
7.0% debentures	60	60
Trust preferred securities	578	606

Total	$1,922	$1,950

Fair value	$2,085	$2,128

116      MFC 2005 Annual Report

Preferred shares On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
Senior debentures The senior debentures issued to the Trust mature on December 31, 2051 with interest payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on December 31, 2006 and on any interest payment date thereafter, the Company may redeem the debentures for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield.
At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.
Trust preferred securities Capital Trust Pass-through Securities Units of U.S. $500 ($672) were issued by subsidiaries of MFC in January 1997, maturing February 1, 2027.
Each unit consists of one 8.25% trust preferred security, issued by the trust subsidiary, and one 0.125% preferred purchase contract, issued by The Manufacturers Investment Corporation (“MIC”). The trust subsidiary’s only asset is an investment in notes issued by MIC. Holders of each purchase contract may be required to purchase 20 non-cumulative perpetual preferred shares, Series A of MIC, at U.S. $50 per share. Holders may satisfy this purchase by delivering the trust preferred securities to MIC in exchange for the perpetual preferred shares.
The Securities Units were issued as a private placement under Rule 144A of the Securities Act (United States).
From the Company’s perspective, the issue is equivalent to a combination of 8.25% subordinated debt maturing February 1, 2027, and an option exercisable by the Company, requiring contract holders to purchase an equivalent amount of perpetual preferred shares in MIC. The securities form part of the Company’s regulatory capital.
The Company has repurchased a total of U.S. $15 of trust preferred securities as of December 31, 2005 (2004 – U.S. $8).
Note 14 ☐ Non-Controlling Interest in Subsidiaries

As at December 31	2005	2004

Non-controlling interest in common equity of subsidiaries	$94	$43
Preferred shares issued by MLI – MLI Class A, Series 6	93	93

Total	$187	$136

MLI’s Class A, Series 6 Preferred Shares (“Series 6 Shares”) are non-voting, bear non-cumulative dividends and are redeemable at the election of MLI at $26.00 per share during the 12 months commencing December 31, 2007, or $25.75 per share during the 12 months commencing December 31, 2008, or $25.50 per share during the 12 months commencing December 31, 2009, or $25.25 per share during the 12 months commencing December 31, 2010, or $25.00 per share during the 12 months commencing December 31, 2011.
The Maritime Life Assurance Company (“MLAC”) First Preferred Shares, Series A (“Series A Shares”) with a carrying value of $35 were redeemable by MLAC, non-voting and bore cumulative dividends. All of the outstanding Series A Shares were redeemed on October 15, 2004.
MLAC Second Preferred Shares, Series 1 (“Series 1 Shares”) with a carrying value of $97 were redeemable by MLAC, non-voting and bore non-cumulative dividends. All of the outstanding Series 1 Shares were redeemed on December 31, 2004.
MLAC Second Preferred Shares, Series 3 (“Series 3 Shares”) with a carrying value of $97 were redeemable by MLAC, non-voting and bore non-cumulative dividends. On October 20, 2004, MLI completed an offer made to holders of MLAC’s Series 3 Shares to exchange each Series 3 Share for one MLI Series 6 Share. Holders of Series 3 Shares tendered 86% of shares outstanding in exchange for Series 6 Shares, which have the same economic terms as the Series 3 Shares. For those Series 3 Shares not exchanged, MLAC’s Board of Directors approved a by-law providing for the consolidation of the Series 3 Shares on the basis of one consolidated Series 3 Share for each 1,000,000 existing Series 3 Shares. MLI voted all of the Series 3 Shares that it acquired pursuant to the exchange offer in favour of the consolidation by-law, which was approved by MLAC’s policyholders and preferred shareholders at a special meeting held on November 24, 2004. As a result of the consolidation and in accordance with the by-law, holders of fractional Series 3 Shares after consolidation received a cash payment for each of their Series 3 Shares held prior to consolidation equal to $26.82 plus declared and unpaid dividends prorated to the date immediately prior to the consolidation. Excluding dividends, $15 was paid to outside shareholders.
Notes to the Consolidated Financial Statements       117

Note 15 ☐ Share Capital
The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.
Preferred shares On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.
Common shares
On November 4, 2004, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004 to repurchase up to 55 million of its common shares, representing approximately 6.8% of common shares then outstanding. During the year ended December 31, 2005, MFC purchased and subsequently cancelled 20 million (2004 – six million) of its common shares pursuant to this normal course issuer bid at a total cost of $1,189 (2004 – $306). A previous normal course issuer bid program terminated on November 3, 2004.
On November 3, 2005, the Exchange accepted MFC’s filing of notice to make a normal course issuer bid during the 12-month period commencing November 9, 2005. Under this bid, MFC may repurchase up to 50 million of its common shares, representing approximately 6.3% of common shares outstanding. MFC is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the year ended December 31, 2005, MFC purchased and subsequently cancelled 0.7 million of its common shares pursuant to this normal course issuer bid at a total cost of $49.
All transactions under the normal course issuer bids were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.
In total, during the year ended December 31, 2005, MFC purchased and subsequently cancelled 21 million (2004 – 10 million) of its common shares pursuant to all normal course issuer bids at a total cost of $1,238 (2004 – $509).
Pursuant to the merger with JHF in 2004 (described in note 3), holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share.

	2005		2004

	Number of		Number of
	shares		shares
For the years ended December 31	(in millions)	Amount	(in millions)	Amount

Common shares
Balance, January 1	808	$14,646	462	$599
Issued on acquisition of a subsidiary (note 3)	–	–	342	13,510
Issued on exercise of stock options and deferred share units (note 16)	5	228	14	712
Normal course issuer bids – purchased for cancellation	(21)	(384)	(10)	(175)

Balance, December 31	792	$14,490	808	$14,646

Note 16 ☐ Stock-Based Awards
Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are periodically granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC’s common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 36,800,000 common shares have been reserved for issuance under the ESOP.
In 2000, MFC also granted deferred share units (“DSUs”) to certain employees under the ESOP. The DSUs vested over a four-year period and each unit entitles the holder to receive one common share on retirement or termination of employment. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares. In 2005, 91,000 DSUs were issued to certain employees who elected to defer their annual bonus, in part or otherwise, under the ESOP. These DSUs vested immediately upon grant and entitle the holder to receive payment equal to the value of the same number of common shares plus credited dividends on retirement or termination. No DSUs were granted during 2004. The number of DSUs outstanding was 1.8 million as at December 31, 2005 (2004 – two million).
Effective January 1, 2001, MFC established the Global Share Ownership Plan (“GSOP”) for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the
118      MFC 2005 Annual Report

employee’s eligible contributions to certain maximums. MFC’s contributions vest immediately. All contributions will be used by the plan’s trustee to purchase common shares in the open market.
Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive DSUs or common shares of MFC in lieu of cash equal to his or her annual director’s retainer and fees. Upon termination of Board service, the eligible director may elect to receive cash or common shares equal to the value of the DSUs accumulated in his or her account. A total of 500,000 common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors.
MFC has previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). There were no stock options granted under this plan in 2004 and 2005, resulting from a decision made by the Board of Directors in 2003 to permanently discontinue stock option grants to directors. A total of 500,000 common shares of MFC have been reserved for issuance under the DEIP.
In 2003, MFC established a new Restricted Share Unit (“RSU”) plan. For the year ended December 31, 2005, 0.9 million (2004 – 1.3 million) RSUs were granted to certain eligible employees under this plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest at the end of three years, subject to performance conditions, and the related compensation expense is recognized over this period. Compensation expense related to RSUs was $99 for the year ended December 31, 2005 (2004 – $42).
All JHF unvested stock options granted prior to the announcement of the merger with MFC on September 28, 2003 vested immediately prior to the date of acquisition and were exchanged for approximately 19 million MFC stock options. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options.

	2005		2004

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
For the years ended December 31	(in millions)	price	(in millions)	price

Outstanding, January 1	21	$38.96	12	$37.87
Issued on acquisition (note 3)	–	$–	23	$37.00
Granted	2	$58.00	2	$48.53
Exercised	(5)	$37.59	(14)	$39.47
Forfeited	(1)	$45.29	(2)	$42.77

Outstanding as at December 31	17	$41.28	21	$38.96

Exercisable as at December 31	12	$37.91	13	$36.71

Options outstanding

	Options outstanding			Options exercisable

		Weighted	Weighted
	Number	average	average	Number	Weighted
As at December 31, 2005	of options	exercise	contractual	of options	average
Exercise price	(in millions)	price	remaining life	(in millions)	exercise price

$26.45 – $39.03	6	$32.77	4.2 years	5	$32.35
$40.51 – $50.90	9	$42.85	5.0 years	7	$42.11
$54.05 – $66.45	2	$57.88	9.1 years	–	$54.14

Total	17	$41.28	5.2 years	12	$37.91

The weighted average fair value of each option granted in 2005 has been estimated at $12.21 (2004 – $11.33) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 3.7% (2004 – 3.7%), dividend yield of 1.9% (2004 – 1.8%), expected volatility of 20% (2004 – 22.5%) and expected life of six (2004 – six) years.
The Company recorded compensation expense for stock options granted after January 1, 2002, with an offsetting increase to contributed surplus, of $33 during the year ended December 31, 2005 (2004 – $27).
In aggregate, the Company recorded stock-based compensation expense of $132 for the year ended December 31, 2005 (2004 – $69).

Diluted earnings per share
For the years ended December 31	2005	2004

Net income available to common shareholders	$3,280	$2,550

Weighted average number of common shares (in millions)	799	698
Stock-based awards[1] (in millions)	7	6

Weighted average number of diluted common shares (in millions)	806	704

[1]	The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of two million anti-dilutive stock-based awards.
Notes to the Consolidated Financial Statements       119

Note 17 ☐ Employee Future Benefits
The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for all employees that are generally funded, supplemental pension plans for executives that are generally not funded, and other non-pension post-retirement benefit plans that are also generally not funded.
The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes.
MFC acquired JHF in April 2004, including its pension and other post-retirement plans. There were no significant gains or losses as a result of plan amendments made to these plans from the acquisition.
The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2004. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2005.
Pension and Non-Pension Post-Retirement Benefit Plans

	Pension benefits		Post-retirement benefits

For the years ended December 31	2005	2004	2005	2004

Changes in accrued benefit obligation:
Balance, January 1	$3,885	$963	$966	$157
JHF accrued benefit obligation at date of acquisition	–	3,196	–	881
Service cost	62	51	10	8
Interest cost	213	169	54	42
Plan participants’ contributions	1	1	8	–
Amendments	–	4	4	(2)
Actuarial losses	295	109	34	40
Benefits paid	(352)	(224)	(75)	(49)
Currency impact	(115)	(384)	(24)	(111)

Balance, December 31	$3,989	$3,885	$977	$966

	Pension benefits		Post-retirement benefits

For the years ended December 31	2005	2004	2005	2004

Changes in plan assets:
Fair value of plan assets, January 1	$3,505	$647	$312	$–
JHF plan assets at date of acquisition	–	2,983	–	327
Actual return on plan assets	292	379	12	27
Employer contributions	131	83	68	49
Plan participants’ contributions	1	1	8	–
Benefits paid	(352)	(224)	(75)	(49)
Currency impact	(98)	(364)	(11)	(42)

Fair value of plan assets, December 31	$3,479	$3,505	$314	$312

	Pension benefits		Post-retirement benefits

As at December 31	2005	2004	2005	2004

Excess of plan liabilities over fair value of plan assets, end of year	$(510)	$(380)	$(663)	$(654)
Unrecognized net actuarial loss	335	108	52	5
Unrecognized prior service cost	27	29	(10)	(13)

Net accrued benefit liability, December 31	$(148)	$(243)	$(621)	$(662)

Amounts recognized in the Consolidated Balance Sheets:

	Pension benefits		Post-retirement benefits

As at December 31	2005	2004	2005	2004

Prepaid benefit cost	$451	$403	$–	$–
Accrued benefit liability	(599)	(646)	(621)	(662)

Net accrued benefit liability, December 31	$(148)	$(243)	$(621)	$(662)

120      MFC 2005 Annual Report

As at December 31, 2005, pension plans subject to regulatory required contributions consisted of assets of $3,454 (2004 – $3,486) and pension benefit obligations of $3,254 (2004 – $3,137).
Of the $510 pension benefit deficit amount as at December 31, 2005 (2004 – $380), $663 (2004 – $683) relates to the Company’s executive supplementary pension plans of which $534 (2004 – $578) has been charged to earnings to date. Charges for other unfunded pension plans amounted to $46 as at December 31, 2005 (2004 – $47) of which $44 (2004 – $45) has been charged to earnings or otherwise accrued for in the Company’s accounts. The assets supporting the pension obligations that are not funded, and those supporting the non-pension post-retirement benefit plans that are similarly not funded, are not separately segregated and form part of the general fund assets of the Company.
The weighted average asset allocation by asset category for the Company’s pension plans that are funded was as follows:

	Actual allocation

As at December 31	2005	2004

Equity securities[1]	59%	62%
Debt securities	30%	30%
Real estate	5%	2%
Other	6%	6%

Total	100%	100%

[1]	Pension benefit plans include investments in MFC common shares of $3 (2004 – $3).
Components of the net benefit expense for the pension plans and other non-pension post-retirement benefit plans were as follows:

	Pension benefits		Post-retirement benefits

For the years ended December 31	2005	2004	2005	2004

Defined benefit service cost	$62	$51	$10	$8
Defined contribution service cost	61	58	–	–
Interest cost	213	169	54	42
Actual positive return on plan assets	(292)	(379)	(12)	(27)
Actuarial losses	295	109	34	40
Plan amendments	–	4	4	(2)

Pension costs incurred before adjustments	$339	$12	$90	$61
Difference between costs arising in the year and cost recognized in respect of:
Return on plan assets[1]	21	177	(14)	9
Actuarial (gains) losses[2]	(281)	(97)	(34)	(41)
Plan amendments[3]	6	(1)	(8)	(1)

Net benefit expense	$85	$91	$34	$28

[1]	Expected return on plan assets of $297 for the year ended December 31, 2005 (2004 – $220) less deferral of actual return on plan assets of $304 (2004 – $406).

[2]	Actuarial (gains) losses amortized in 2005 of $14 (2004 – $11) less actual actuarial losses incurred of $329 (2004 – $149).

[3]	Amortization of plan amendments/ prior service cost in 2005 of $2 (2004 – nil) less actual cost of plan amendments/ prior service cost of $4 (2004 – $2).
Key Weighted Average Assumptions
The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-retirement benefits[1]

For the years ended December 31	2005	2004	2005	2004

To determine the accrued benefit obligation at end of year:
Discount rate	5.5%	5.8%	5.4%	5.8%
Rate of compensation increase	3.9%	3.9%	3.5%	3.2%
To determine the net benefit expense for the year:
Discount rate	5.7%	6.2%	5.8%	6.0%
Expected return on plan assets[2]	8.0%	8.2%	8.5%	8.75%
Rate of compensation increase	3.8%	3.1%	3.3%	3.4%

[1]	The health care cost trend rate used to measure the U.S.-based non-pension post-retirement obligation was 10.0% grading to 5.0% for 2016 and years thereafter (2004 – 10.5% grading to 5.0% in 2016) and to measure the expense was 10.5% grading to 5.0% for 2016 and years thereafter (2004 – 11.0% grading to 5.0% for 2016). In Canada, the rate used to measure the non-pension post-retirement benefit obligation was 8.5% grading to 5.0% for 2013 and years thereafter (2004 – 8.5% grading to 5.5% in 2008) and to measure the expense was 8.5% grading to 5.5% for 2008 and years thereafter (2004 – 9.5% grading to 5.5% in 2008).

[2]	The expected return on pension plan assets for U.S.-based plans ranged from 8.25% to 8.5% (2004 – 8.25% to 8.5%). Plans based in Canada had an expected return on plan assets of 6.9% (2004 – 7.0%). Other plans had an expected return of 4.25% (2004 – 4.25%).
To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.
Notes to the Consolidated Financial Statements       121

Assumed health care trends have a significant effect on the amounts reported for the non-pension post-retirement benefit plans. The impact of a 100 basis-point change in assumed health care cost trend rates would have been as follows:

	100 basis-point	100 basis-point
As at and for the year ended December 31, 2005	increase	decrease

Effect on post-retirement benefit obligation	63	(55)
Effect on post-retirement benefit expense	7	(7)

Cash Flows – Contributions
Total cash payments for all employee future benefits, comprised of cash contributed by the Company to its funded pension and non-pension post-retirement benefit plans, cash payments directly to beneficiaries for its unfunded pension and non-pension post-retirement benefit plans, and cash contributed to its defined contribution pension plans, were as follows:

	Pension benefits		Post-retirement benefits

For the years ended December 31	2005	2004	2005	2004

Defined benefit	$131	$84	$68	$49
Defined contribution	61	58	–	–

Total	$192	$142	$68	$49

Note 18 ☐ Variable Interest Entities
Variable interest entities that are consolidated with the Company’s segregated funds     In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds resulted in an increase in segregated fund assets of $206, an increase in segregated fund liabilities of $73 and an increase in amounts attributable to other contract holders of $133.
Variable interest entities that are not consolidated     Except as previously noted, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages, and accordingly, is not required to consolidate any of them (see note 2(b)).
The following is a discussion of the entities the Company has significant relationships with and certain summarized financial information for them.
Collateralized debt obligation funds     The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.
The maximum exposure to losses from CDOs managed by the Company is $198 (2004 – $316). This consists of $150 (2004 – $269) of investments in tranches rated Aa1 or better, $20 (2004 – $22) in tranches rated below BBB and $28 (2004 – $25) in equity tranches.

Total size of Company-managed CDOs
As at December 31	2005	2004

Total assets	$6,227	$4,545

Total debt	$6,100	$4,463
Total other liabilities	29	11

Total liabilities	$6,129	$4,474
Total equity	98	71

Total liabilities and equity[1]	$6,227	$4,545

[1]	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.
Low-income housing partnerships     The Company has investments that qualify for low-income housing and/or historic tax credits (“LIH Partnerships”). These investments are primarily through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and it is not the general partner or managing member in any of the LIH Partnerships.
The Company’s maximum exposure to losses from its investments in LIH Partnerships is $551 (2004 – $587). This consists of $415 (2004 – $396) of equity investments, $77 (2004 – $81) of mortgages, and outstanding equity capital and mortgage commitments to the partnerships of $58 (2004 – $109) and $1 (2004 – $1), respectively.
122      MFC 2005 Annual Report

Total size of the LIH Partnerships[1]
As at December 31	2005	2004

Total assets	$1,442	$1,467

Total debt	$869	$891
Total other liabilities	115	136

Total liabilities	$984	$1,027
Total equity	458	440

Total liabilities and equity[2]	$1,442	$1,467

[1]	Certain data above is reported with a three-month lag due to the delayed availability of financial statements of the LIH Partnerships.

[2]	Includes the Company’s investment in the debt and equity of these LIH Partnerships.
Timberland investments     The Company acts as an investment manager of timberland properties with total assets of $6.1 billion, of which $2.5 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment advisor to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.
The Company’s maximum exposure to losses from the Timber Funds is $140 (2004 – $122). This consists of $91 (2004 – $90) of equity investments, $33 (2004 – $32) of debt investments, and $16 (2004 – nil) of outstanding equity commitments to these funds.

Total size of Timber Funds
As at December 31	2005	2004

Total assets	$2,512	$1,954

Total debt	$832	$653
Total other liabilities	65	36

Total liabilities	$897	$689
Total equity	1,615	1,265

Total liabilities and equity[1]	$2,512	$1,954

[1]	Includes the Company’s investment in the debt and equity of the Timber Funds.
Other entities     The Company has investment relationships with other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. With the exception of its involvement with ArcLight Energy Partners Fund I, L.P. (“ArcLight”) and Manulife Financial Capital Trust (the “Trust”), the Company believes that its relationships with the Other Entities are not significant, and accordingly, does not provide any summary financial data or data relating to the Company’s maximum exposure to loss as a result of its relationships with Other Entities. These potential losses are generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.
ArcLight, a private equity fund, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor – owning approximately 55% of ArcLight’s partners’ capital as at December 31, 2005 and 2004. The Company’s potential losses in relation to ArcLight are limited to its investment in ArcLight. As at September 30, 2005, ArcLight had total assets of $972, liabilities of $50, and partners’ capital of $922. As at December 31, 2004, ArcLight had total assets of $981, liabilities of $2, and partners’ capital of $979. Due to delayed availability of ArcLight’s financial statements, balance sheet data for ArcLight as at December 31, 2005 was not available.
The Trust, a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust has been deconsolidated (see note 2(b)). Securities issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI.
Note 19 ☐ Commitments and Contingencies
a) Legal proceedings     The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.
b) Proceeds     Pursuant to agreements with the administrators of Daihyaku Mutual Life Insurance Company (“Daihyaku”) with respect to the April 2, 2001 purchase of a closed block of business in Japan, the Company was entitled to a contingent receivable
Notes to the Consolidated Financial Statements       123

related to the proceeds from the wind-up of the insolvent estate of Daihyaku. On March 29, 2005, the Company received the contingent receivable of $89 ($57 after tax). This amount has been recorded in other revenue in the Corporate and Other segment.
c) Accident reinsurance disputes     The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.
d) Investment commitments     In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,494 of outstanding investment commitments as at December 31, 2005, of which $402 mature in 30 days, $1,531 mature in 31 to 365 days and $561 mature in 2007 or later. There were $2,346 of outstanding investment commitments as at December 31, 2004, of which $520 matured in 30 days, $1,205 matured in 31 to 365 days and $621 mature in 2006 or later.
e) Letters of credit     In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2005, letters of credit, for which third parties are beneficiary, in the amount of $910 (2004 – $1,376) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2005 and 2004.
f) Pledged assets     In the normal course of business, certain of MFC’s subsidiaries pledge their assets as security for liabilities incurred. The amounts pledged were as follows:

	2005		2004

As at December 31	Bonds	Other	Bonds	Other

In respect of:
Derivatives	$122	$77	$122	$11
Regulatory requirements	112	4	126	–
Real estate	–	75	–	81
Other	–	96	–	110

Total	$234	$252	$248	$202

g) Lease obligations     The Company has a number of obligations under long-term capital and operating leases, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under capital and non-cancelable operating leases, are presented below:

		Operating
	Capital leases	leases	Total

2006	$21	$145	$166
2007	21	121	142
2008	20	91	111
2009	19	77	96
2010	19	65	84
Thereafter	157	190	347

Total minimum lease payments	$257	$689	$946

h) Capital requirements     Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.
There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under the Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act requires that notification be given to the MCI no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution by a Massachusetts insurance company. Further, this act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has not disapproved, or has approved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of an insurance company’s surplus as regards to
124      MFC 2005 Annual Report

policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31.
i) Participating business In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks,” transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.
Note 20 ☐ Fair Value of Financial Instruments
Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.
Both the fair values and the basis for determining the fair value of invested assets, actuarial liabilities, consumer notes, commercial paper, long-term debt, liabilities for preferred shares and capital instruments and derivative financial instruments are disclosed in notes 6, 7, 10, 11, 12, 13 and 21, respectively.
The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.
The fair value of bank deposits is estimated at $5,888 as at December 31, 2005 (2004 – $4,371) compared to a carrying value of $5,911 as at December 31, 2005 (2004 – $4,373). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.
Note 21 ☐ Derivative Financial Instruments
Derivative financial instruments are financial contracts, the values of which are derived from underlying assets or interest or foreign exchange rates. Derivatives such as interest rate and cross currency swaps, forward contracts, total return swaps, futures agreements and options are used to hedge and manage current and anticipated exposures to changes in interest rate levels, foreign exchange rates, commodity prices, credit risk and equity market prices, and to replicate permissible investments.
Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows. For interest rate swaps, counterparties generally exchange fixed and floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Equity contracts involve the exchange of floating rate interest payments for the receipt of returns from an equity market index.
Forward and futures agreements are contractual obligations to buy or sell a financial instrument at a future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties and futures agreements are standardized contracts that are transacted on regulated exchanges.
Options are contractual agreements whereby the holder has the right, but not the obligation, to buy or sell a specified amount of the financial instrument at a predetermined price within a specified time.
Hedge effectiveness is assessed quarterly using a variety of techniques including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative match the hedged risk in the hedged item.
Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.
Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.
Fair value is summarized by derivative type and represents the unrealized net gain or loss and accrued interest receivable or payable. Substantially all derivative financial instruments wholly or partially offset the change in fair values of related on-balance sheet assets and liabilities.
Notes to the Consolidated Financial Statements       125

The Company had the following amounts outstanding:

	Remaining term to maturity (notional amounts)				Fair value
									Risk-
As at December 31	Under 1	1 to 5	Over 5					Credit risk	weighted
2005	year	years	years	Total	Positive	Negative	Net	equivalent	amount

Interest rate contracts:
Swap contracts	$5,406	$11,702	$23,924	$41,032	$1,338	$(843)	$495	$714	$233
Future contracts	246	–	–	246	–	–	–	–	–
Options purchased	173	2,816	211	3,200	48	–	48	36	14
Options written	–	13	–	13	–	–	–	–	–

Sub-total	$5,825	$14,531	$24,135	$44,491	$1,386	$(843)	$543	$750	$247
Foreign exchange:
Swap contracts	3,391	6,465	2,405	12,261	811	(956)	(145)	1,002	326
Forward contracts	3,409	–	15	3,424	17	(14)	3	81	26
Other	693	506	6	1,205	10	(4)	6	141	46

Total	$13,318	$21,502	$26,561	$61,381	$2,224	$(1,817)	$407	$1,974	$645

As at December 31
2004

Interest rate contracts:
Swap contracts	$4,245	$13,828	$29,495	$47,568	$1,221	$(1,447)	$(226)	$797	$247
Future contracts	416	–	–	416	–	–	–	–	–
Options purchased	73	978	5,874	6,925	117	–	117	149	49
Options written	36	14	–	50	–	(5)	(5)	–	–

Sub-total	$4,770	$14,820	$35,369	$54,959	$1,338	$(1,452)	$(114)	$946	$296
Foreign exchange:
Swap contracts	591	10,111	3,234	13,936	1,458	(1,626)	(168)	1,289	403
Forward contracts	1,670	83	16	1,769	37	(15)	22	45	14
Other	481	512	–	993	15	(6)	9	143	44

Total	$7,512	$25,526	$38,619	$71,657	$2,848	$(3,099)	$(251)	$2,423	$757

Note 22 ☐ Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.
The Company’s reporting segments are U.S. Protection, U.S. Wealth Management and Guaranteed & Structured Financial Products (“G&SFP”), which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the second quarter of 2005, the Company’s Asia Division and Japan Division were combined to become the Asia and Japan Division. Information for prior periods has been restated accordingly.
Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 7(f)) is reported in the Corporate and Other segment.
The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.
126      MFC 2005 Annual Report

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division and its G&SFP reporting segment into the different geographic segments to which their businesses pertain.

By segment		U.S.			Asia
For the year ended	U.S.	Wealth		Canadian	and Japan	Reinsurance	Corporate
December 31, 2005	Protection	Mgmt	G&SFP	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$5,382	$–	$–	$5,193	$2,895	$1,217	$–	$14,687
Annuities and pensions	–	2,149	1,116	568	67	–	–	3,900

Total premium income	$5,382	$2,149	$1,116	$5,761	$2,962	$1,217	$–	$18,587
Net investment income	2,800	1,135	1,801	2,686	689	185	322	9,618
Other revenue	589	1,868	20	647	337	27	354	3,842

Total revenue	$8,771	$5,152	$2,937	$9,094	$3,988	$1,429	$676	$32,047

Interest expense	$26	$9	$166	$175	$44	$1	$367	$788

Income (loss) before income taxes	$927	$809	$402	$1,045	$810	$(89)	$418	$4,322
Income taxes	(313)	(224)	(119)	(248)	(69)	(19)	(39)	(1,031)

Net income (loss)	$614	$585	$283	$797	$741	$(108)	$379	$3,291

Segregated funds deposits	$1,284	$19,803	$405	$4,514	$5,226	$–	$554	$31,786

Goodwill
Balance, January 1	$2,756	$1,934	$–	$1,888	$563	$78	$113	$7,332
Purchase equation adjustment (note 3)	35	208	–	163	(2)	3	–	407
Change in foreign exchange rates	(87)	(89)	–	–	(62)	(3)	3	(238)

Balance, December 31	$2,704	$2,053	$–	$2,051	$499	$78	$116	$7,501

As at December 31, 2005
Policy liabilities	$41,959	$17,877	$25,381	$31,291	$13,166	$2,231	$144	$132,049

Total assets	$51,009	$23,677	$31,854	$45,388	$17,022	$3,146	$9,714	$181,810

Segregated funds net assets held by policyholders	$11,374	$84,980	$5,016	$23,443	$12,282	$–	$2,600	$139,695

By geographic location			Asia
For the year ended December 31, 2005	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$5,759	$5,259	$2,954	$715	$14,687
Annuities and pensions	3,265	568	67	–	3,900

Total premium income	$9,024	$5,827	$3,021	$715	$18,587
Net investment income	5,836	3,056	689	37	9,618
Other revenue	2,668	710	436	28	3,842

Total revenue	$17,528	$9,593	$4,146	$780	$32,047

Notes to the Consolidated Financial Statements       127

By segment		U.S.			Asia
For the year ended	U.S.	Wealth		Canadian	and Japan	Reinsurance	Corporate
December 31, 2004	Protection	Mgmt	G&SFP	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$4,710	$–	$–	$4,385	$2,857	$982	$–	$12,934
Annuities and pensions	–	1,344	1,056	874	79	–	–	3,353

Total premium income	$4,710	$1,344	$1,056	$5,259	$2,936	$982	$–	$16,287
Net investment income	2,321	930	1,276	2,271	586	179	260	7,823
Other revenue	442	1,479	17	480	224	36	179	2,857

Total revenue	$7,473	$3,753	$2,349	$8,010	$3,746	$1,197	$439	$26,967

Interest expense	$20	$5	$100	$118	$44	$4	$338	$629

Income before income taxes	$700	$554	$306	$811	$561	$312	$181	$3,425
Income taxes	(233)	(157)	(94)	(194)	(74)	(82)	(40)	(874)

Net income	$467	$397	$212	$617	$487	$230	$141	$2,551

Segregated funds deposits	$1,106	$17,145	$31	$3,116	$3,591	$–	$115	$25,104

Goodwill
Balance, January 1	$–	$67	$–	$72	$450	$–	$–	$589
JHF acquisition (note 3)	3,139	2,130	–	1,816	138	89	129	7,441
Change in foreign exchange rates	(383)	(263)	–	–	(25)	(11)	(16)	(698)

Balance, December 31	$2,756	$1,934	$–	$1,888	$563	$78	$113	$7,332

As at December 31, 2004
Policy liabilities	$42,246	$18,752	$30,635	$30,046	$13,835	$1,936	$(40)	$137,410

Total assets	$50,593	$23,978	$36,229	$41,560	$17,184	$3,191	$11,511	$184,246

Segregated funds net assets held by policyholders	$10,953	$72,186	$4,965	$19,422	$7,910	$–	$2,134	$117,570

By geographic location
For the year ended			Asia
December 31, 2004	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$5,093	$4,442	$2,857	$542	$12,934
Annuities and pensions	2,400	874	79	–	3,353

Total premium income	$7,493	$5,316	$2,936	$542	$16,287
Net investment income	4,495	2,709	586	33	7,823
Other revenue	2,067	519	235	36	2,857

Total revenue	$14,055	$8,544	$3,757	$611	$26,967

Note 23 ☐	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). The material differences between U.S. GAAP and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
128      MFC 2005 Annual Report

a) Condensed Consolidated Balance Sheets

As at December 31			2005		2004

	Note 23		U.S.	Canadian	U.S.	Canadian
	Reference		GAAP	GAAP	GAAP	GAAP

Assets
Bonds	g (i	)	$108,966	$103,315	$110,703	$106,073
Mortgages	g (ii	)	27,968	28,008	28,699	28,684
Stocks	g (iii	)	13,114	8,896	10,426	8,344
Real estate	g (iv	)	4,148	5,279	3,671	4,669
Policy loans			6,120	6,120	6,743	6,743
Cash and short-term investments			9,404	9,360	8,559	8,517
Bank loans			1,806	1,806	1,391	1,391
Other investments	g (ix	)	4,279	4,448	4,851	4,721

Total invested assets			$175,805	$167,232	$175,043	$169,142

Other assets
Accrued investment income			$1,336	$1,334	$1,777	$1,777
Outstanding premiums			735	735	549	549
Deferred acquisition costs	g (vi	)	10,187	–	8,196	–
Reinsurance deposits and amounts recoverable			4,875	–	3,845	–
Goodwill			6,472	7,501	6,070	7,332
Intangible assets			1,742	1,742	1,806	1,806
Value of business acquired	g (vii	)	4,283	–	4,757	–
Miscellaneous			5,339	3,266	5,345	3,640

Total other assets			$34,969	$14,578	$32,345	$15,104

			$210,774	$181,810	$207,388	$184,246
Segregated funds net assets[1]	h (iv	)	133,662	–	114,196	–

Total assets			$344,436	$181,810	$321,584	$184,246

Segregated funds net assets[1]	h (iv	)	$–	$140,361	$–	$117,890

Liabilities and equity
Policy liabilities	g (v), h (iii	)	$158,122	$132,049	$157,793	$137,410
Deferred realized net gains	g (i) – g (iv	)	–	4,476	–	3,667
Bank deposits			5,911	5,911	4,373	4,373
Consumer notes			2,900	2,900	2,881	2,881
Future income tax liability[2]			2,392	1,337	1,487	980
Other liabilities			8,613	6,784	8,537	6,800

			$177,938	$153,457	$175,071	$156,111
Long-term debt			2,480	2,457	2,976	2,948
Liabilities for preferred shares and capital instruments			1,922	1,922	1,950	1,950
Non-controlling interest in subsidiaries			217	187	134	136
Segregated funds net liabilities[1]	h (iv	)	133,662	–	114,196	–
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account			25,206	23,787	24,414	23,101
Accumulated effect of comprehensive income on equity			3,011	–	2,843	–

Total liabilities and equity			$344,436	$181,810	$321,584	$184,246

Segregated funds net liabilities[1]	h (iv	)	$–	$140,361	$–	$117,890

[1]	U.S. GAAP terminology is separate accounts.
[2]	U.S. GAAP terminology is deferred income taxes.
Notes to the Consolidated Financial Statements       129

b) Condensed Consolidated Statements of Operations

For the years ended December 31	2005		2004

	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	$11,549	$18,587	$9,987	$16,287
Net investment income	11,239	9,618	8,175	7,823
Fee income and other revenue	5,245	3,842	4,001	2,857

Total revenue	$28,033	$32,047	$22,163	$26,967

Policy benefits and expenses
Policyholder benefits	$16,928	$19,862	$13,395	$17,026
Commissions and general expenses	4,061	6,829	3,408	5,659
Amortization of deferred acquisition costs and value of business acquired	1,169	–	1,085	–
Other	1,041	1,034	820	857

Total policy benefits and expenses	$23,199	$27,725	$18,708	$23,542

Income before income taxes and change in accounting policy	$4,834	$4,322	$3,455	$3,425
Income taxes	(1,390)	(1,031)	(860)	(874)
Change in accounting policy, net of income taxes	–	–	30	–

Net income	$3,444	$3,291	$2,625	$2,551

Weighted average number of common shares outstanding (in millions):
Basic	799	799	698	698
Diluted	806	806	704	704
Earnings per share:
Basic	$4.31	$4.11	$3.76	$3.65
Diluted	$4.27	$4.07	$3.73	$3.62
130      MFC 2005 Annual Report

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

For the years ended December 31	Net income				Equity

	Note 23
	Reference		2005	2004	2005	2004

Net income and equity determined in accordance with Canadian GAAP			$3,291	$2,551	$23,787	$23,101
Bonds	g (i	)	593	328	4,438	3,845
Mortgages	g (ii	)	51	79	132	81
Stocks	g (iii	)	13	115	1,983	1,970
Real estate	g (iv	)	(142)	(78)	(1,031)	(889)
Other investments	g (ix	)	265	(148)	585	320
Policy liabilities	g (v	)	(2,383)	(1,779)	(13,747)	(11,364)
Value of business acquired	g (vii	)	(339)	(287)	(881)	(542)
Deferred acquisition costs[1]	g (vi	)	2,179	1,630	10,796	8,617
Deferred revenue	g (viii	)	169	168	(357)	(526)
Other reconciling items	i		3	48	(20)	24
Future income taxes[2]			(256)	(32)	(509)	(253)
Change in accounting policy, net of income taxes			–	30	30	30

Net income and equity determined in accordance with U.S. GAAP			$3,444	$2,625	$25,206	$24,414
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	g (i	)	(909)	1,221	3,215	4,124
Stocks	g (iii	)	618	272	1,993	1,375
Actuarial liabilities	g (iv	)	(127)	(221)	(1,558)	(1,431)
Deferred acquisition costs	g (vi	)	141	14	(281)	(422)
Deferred revenue	g (viii	)	(19)	1	4	23
Value of business acquired	g (vii	)	96	(53)	43	(53)
Other			(141)	(44)	(191)	(50)
Future income taxes[2]			230	(292)	(756)	(986)
SFAS 133 adjustments[4]			279	331	542	263
Foreign currency translation[3]			(1,047)	(1,542)	–	–

Comprehensive income and equity determined in accordance with U.S. GAAP[5]			$2,565	$2,312	$28,217	$27,257

[1]	Deferred acquisition costs consist of $3,009 (2004 – $2,428) of capitalized expenditures less $830 (2004 – $798) of amortization charged to income.

[2]	U.S. GAAP terminology is deferred income taxes.

[3]	Included a gain of $206 (2004 – gain of $146), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

[4]	Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Other comprehensive income related to SFAS 133 is net of $293 in income taxes (2004 – $147).

[5]	Included in comprehensive equity was gross unrealized investment gains and gross unrealized investment losses of $6,398 and $1,191 (2004 – $5,867 and $368), respectively.
d) Business combination with John Hancock Financial Services, Inc.     Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. See note 3.
Notes to the Consolidated Financial Statements       131

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition and has been updated for the finalization of the purchase equation in the second quarter of 2005.

				Final
	As reported	Fair value	Classification	purchase
As at April 28, 2004	June 2004	adjustments	differences	equation

Assets
Invested assets	$104,974	$(189)	$–	$104,785
Intangible assets	2,041	–	–	2,041
Goodwill	6,054	624	–	6,678
Value of business acquired	5,327	(147)	–	5,180
Reinsurance recoverable	3,010	–	–	3,010
Other assets	4,542	(36)	(395)	4,111

Total assets acquired	$125,948	$252	$(395)	$125,805

Liabilities
Policy liabilities	$102,132	$478	$(395)	$102,215
Other liabilities	9,746	(226)	–	9,520

Total liabilities assumed	$111,878	$252	$(395)	$111,735

Net assets acquired	$14,070	$–	$–	$14,070

Separate accounts net assets acquired	$31,020	$–	$395	$31,415

Total purchase consideration	$14,070			$14,070

e) Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the Signature Notes Issued by John Hancock Life Insurance Company     The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.
Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC. See note 3. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidating financial statements for periods prior to the merger.
The Variable Company sells deferred annuity contracts that feature a market value adjustment that are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”
On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.
The Life Company sells medium-term notes to retail investors under its Signature Notes program. The Signature Notes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to Signature Notes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding Signature Notes.
MFC’s guarantees of the Signature Notes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Signature Notes and MVAs.
The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the Signature Notes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal
132      MFC 2005 Annual Report

laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.
Both MFC and JHF are insurance and bank holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.
These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment.
In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.
In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.
Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.
The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.
Notes to the Consolidated Financial Statements       133

Condensed Consolidating Balance Sheet

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
As at December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$12	$129	$67,854	$6,937	$100,895	$(22)	$175,805
Investments in unconsolidated subsidiaries	30,111	14,878	3,831	162	–	(48,982)	–
Other assets	605	319	13,465	3,246	27,479	(10,145)	34,969
Separate account assets	–	–	13,018	8,741	111,903	–	133,662

Total assets	$30,728	$15,326	$98,168	$19,086	$240,277	$(59,149)	$344,436

Liabilities and equity
Policy liabilities	$–	$–	$64,414	$6,981	$89,777	$(3,050)	$158,122
Consumer notes	–	–	2,900	–	–	–	2,900
Other liabilities	2,167	90	4,974	976	14,544	(5,835)	16,916
Long-term debt	–	1,335	602	–	1,976	(1,433)	2,480
Liabilities for preferred shares and capital instruments	344	–	–	–	1,578	–	1,922
Non-controlling interest in subsidiaries	–	–	–	–	211	6	217
Separate account liabilities	–	–	13,018	8,741	111,903	–	133,662
Shareholders’ equity	28,217	13,901	12,260	2,388	20,288	(48,837)	28,217

Total liabilities and shareholders’ equity	$30,728	$15,326	$98,168	$19,086	$240,277	$(59,149)	$344,436

As at December 31, 2004

Assets
Invested assets	$–	$31	$72,727	$6,650	$95,756	$(121)	$175,043
Investments in unconsolidated subsidiaries	29,631	14,988	4,202	163	–	(48,984)	–
Other assets	125	133	13,342	2,612	24,298	(8,165)	32,345
Separate account assets	–	–	13,334	8,831	92,031	–	114,196

Total assets	$29,756	$15,152	$103,605	$18,256	$212,085	$(57,270)	$321,584

Liabilities and equity
Policy liabilities	$–	$–	$69,085	$6,518	$84,783	$(2,611)	$157,775
Consumer notes	–	–	2,881	–	–	–	2,881
Other liabilities	2,155	521	5,268	458	11,399	(5,386)	14,415
Long-term debt	–	991	648	–	1,958	(621)	2,976
Liabilities for preferred shares and capital instruments	344	–	–	–	1,606	–	1,950
Non-controlling interest in subsidiaries	–	–	–	–	233	(99)	134
Separate account liabilities	–	–	13,334	8,831	92,031	–	114,196
Shareholders’ equity	27,257	13,640	12,389	2,449	20,075	(48,553)	27,257

Total liabilities and shareholders’ equity	$29,756	$15,152	$103,605	$18,256	$212,085	$(57,270)	$321,584

134      MFC 2005 Annual Report

Condensed Consolidating Statement of Operations

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$–	$–	$2,296	$97	$9,195	$(39)	$11,549
Net investment income	5	4	4,419	369	6,534	(92)	11,239
Fee income and other revenue	62	–	401	467	4,734	(419)	5,245

Total revenue	$67	$4	$7,116	$933	$20,463	$(550)	$28,033

Policy benefits and expenses
Policyholder benefits	$–	$–	$4,579	$489	$12,282	$(422)	$16,928
Commissions and general expenses	32	44	833	39	3,701	(588)	4,061
Amortization of deferred acquisition costs and value of business acquired	–	–	187	28	954	–	1,169
Other	40	49	300	34	679	(61)	1,041

Total policy benefits and expenses	$72	$93	$5,899	$590	$17,616	$(1,071)	$23,199

Income (loss) before income taxes	$(5)	$(89)	$1,217	$343	$2,847	$521	$4,834
Income tax (expense) recovery	(4)	38	(442)	(112)	(683)	(187)	(1,390)

Income (loss) after income taxes	$(9)	$(51)	$775	$231	$2,164	$334	$3,444
Equity in net income of unconsolidated subsidiaries	3,453	1,090	288	4	–	(4,835)	–

Net income	$3,444	$1,039	$1,063	$235	$2,164	$(4,501)	$3,444

For the year ended
December 31, 2004

Revenue
Premium income	$–	$–	$1,661	$63	$8,261	$2	$9,987
Net investment income	–	–	2,452	199	5,563	(39)	8,175
Fee income and other revenue	62	–	204	319	3,655	(239)	4,001

Total revenue	$62	$–	$4,317	$581	$17,479	$(276)	$22,163

Policy benefits and expenses
Policyholder benefits	$–	$–	$3,054	$289	$10,059	$(7)	$13,395
Commissions and general expenses	40	75	529	76	2,943	(255)	3,408
Amortization of deferred acquisition costs and value of business acquired	–	–	155	15	892	23	1,085
Other	–	29	72	26	708	(15)	820

Total policy benefits and expenses	$40	$104	$3,810	$406	$14,602	$(254)	$18,708

Income (loss) before income taxes and change in accounting policy	$22	$(104)	$507	$175	$2,877	$(22)	$3,455
Income tax (expense) recovery	(16)	27	(122)	(59)	(706)	16	(860)
Change in accounting policy, net of income taxes	–	–	–	–	30	–	30

Income (loss) after income taxes and change in accounting policy	$6	$(77)	$385	$116	$2,201	$(6)	$2,625
Equity in net income of unconsolidated subsidiaries	2,619	683	164	2	–	(3,468)	–

Net income	$2,625	$606	$549	$118	$2,201	$(3,474)	$2,625

Notes to the Consolidated Financial Statements       135

Condensed Consolidating Statement of Cash Flows

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$3,444	$1,039	$1,063	$235	$2,164	$(4,501)	$3,444
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,453)	(1,090)	(288)	(4)	–	4,835	–
Increase in policy-related liabilities	–	–	1,588	690	3,513	(429)	5,362
Net realized investment gains and other investment items	–	–	(601)	(15)	(1,936)	–	(2,552)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	–	–	(79)	(203)	(1,558)	–	(1,840)
Amortization of premium/discount	–	–	650	58	87	–	795
Other amortization	–	(6)	29	3	189	–	215
Future income tax expense (recovery)	4	(34)	471	121	327	189	1,078
Stock-based compensation	–	–	6	–	27	–	33
Non-controlling interest in subsidiaries	–	–	6	–	6	(5)	7

Net income (loss) adjusted for non-cash items	$(5)	$(91)	$2,845	$885	$2,819	$89	$6,542
Change in other operating assets and liabilities	26	114	680	(42)	975	(94)	1,659

Cash provided by (used in) operating activities	$21	$23	$3,525	$843	$3,794	$(5)	$8,201

Investing activities
Purchase and mortgage advances	$–	$–	$(16,164)	$(1,863)	$(41,160)	$–	$(59,187)
Disposals and repayments	–	21	18,763	1,351	37,587	–	57,722
Capital contribution to unconsolidated subsidiaries	–	(387)	–	–	–	387	–
Subscription of affiliate subordinated debt	(31)	(156)	–	–	187	–	–
Redemption of preferred shares issued by a subsidiary	1,100	–	–	–	–	(1,100)	–
Dividends from unconsolidated subsidiary	1,000	832	239	–	–	(2,071)	–

Cash provided by (used in) investing activities	$2,069	$310	$2,838	$(512)	$(3,386)	$(2,784)	$(1,465)

136      MFC 2005 Annual Report

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$–	$–	$–	$–	$(115)	$–	$(115)
Dividends paid to parent	–	–	(832)	(204)	(1,035)	2,071	–
Capital contributions received from parent	–	–	387	–	–	(387)	–
Repayment of long-term debt	–	–	(4)	–	(300)	–	(304)
Repayment of trust preferred securities issued by subsidiaries	–	–	–	–	(9)	–	(9)
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	–	–	(5,047)	–	–	–	(5,047)
Bank deposits, net	–	–	–	–	1,635	(77)	1,558
Consumer notes issued, net	–	–	137	–	–	–	137
Preferred share dividends	(14)	–	–	–	(5)	5	(14)
Common share dividends	(926)	–	–	–	–	–	(926)
Increase in notes receivable from subsidiaries	(430)	–	–	–	–	430	–
Increase in notes payable to parent	–	–	–	–	430	(430)	–
Increase in notes receivable from affiliates	–	(319)	–	–	–	319	–
Increase (decrease) in notes payable to affiliates	–	387	–	–	(68)	(319)	–
Funds repaid, net	–	(281)	–	–	(99)	–	(380)
Purchase and cancellation of common shares	(1,238)	–	–	–	–	–	(1,238)
Common shares issued on exercise of options	186	–	–	–	–	–	186
Preferred shares redeemed by a subsidiary	–	–	–	–	(1,100)	1,100	–
Preferred shares issued, net	344	–	–	–	–	–	344

Cash (used in) provided by financing activities	$(2,078)	$(213)	$(5,359)	$(204)	$(666)	$2,712	$(5,808)

Cash and short-term investments
Increase (decrease) during the year	$12	$120	$1,004	$127	$(258)	$(77)	$928
Currency impact on cash and short-term investments	–	–	(31)	(3)	(174)	–	(208)
Balance, January 1	–	9	977	104	7,133	–	8,223

Balance, December 31, 2005	$12	$129	$1,950	$228	$6,701	$(77)	$8,943

Cash and short-term investments
January 1, 2005
Gross cash and short-term investments	$–	$9	$977	$104	$7,469	$–	$8,559
Net payments in transit, included in other liabilities	–	–	–	–	(336)	–	(336)

Net cash and short-term investments, January 1	$–	$9	$977	$104	$7,133	$–	$8,223

End of year
Gross cash and short-term investments	$12	$129	$1,950	$228	$7,162	$(77)	$9,404
Net payments in transit, included in other liabilities	–	–	–	–	(461)	–	(461)

Net cash and short-term investments, December 31, 2005	$12	$129	$1,950	$228	$6,701	$(77)	$8,943

Notes to the Consolidated Financial Statements       137

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2004	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$2,625	$606	$549	$118	$2,201	$(3,474)	$2,625
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(2,619)	(683)	(164)	(2)	–	3,468	–
Increase in policy-related liabilities	–	–	230	481	3,055	–	3,766
Net realized investment losses (gains) and other investment items	–	–	19	17	(1,167)	–	(1,131)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	–	–	(24)	(126)	(1,193)	–	(1,343)
Amortization of premium/discount	–	–	271	62	68	–	401
Other amortization	–	13	5	2	84	–	104
Future income tax expense (recovery)	16	(28)	63	26	540	–	617
Stock-based compensation	–	–	3	1	23	–	27
Non-controlling interest in subsidiaries	–	–	–	–	20	–	20

Net income (loss) adjusted for non-cash items	$22	$(92)	$952	$579	$3,631	$(6)	$5,086
Change in other operating assets and liabilities	(110)	(636)	214	87	933	(124)	364

Cash provided by (used in) operating activities	$(88)	$(728)	$1,166	$666	$4,564	$(130)	$5,450

Investing activities
Purchase and mortgage advances	$–	$–	$(6,581)	$(1,035)	$(40,273)	$1	$(47,888)
Disposals and repayments	–	–	7,801	575	36,728	(3)	45,101
Purchase of preferred shares of an unconsolidated subsidiary	(10)	–	–	–	–	10	–
Capital contribution to unconsolidated subsidiaries	(3,150)	(39)	–	–	–	3,189	–
Cash received on sale of business	–	47	–	–	–	(47)	–
Cash received from acquisition of business, net of cash paid	–	–	–	–	(47)	2,641	2,594
Dividends from unconsolidated subsidiary	–	247	–	–	–	(247)	–

Cash provided by (used in) investing activities	$(3,160)	$255	$1,220	$(460)	$(3,592)	$5,544	$(193)

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$–	$–	$–	$–	$61	$–	$61
Dividends paid to parent	–	–	(247)	–	–	247	–
Capital contributions received from parent	–	–	–	–	39	(39)	–
Issue (repayment) of long-term debt	–	–	–	(105)	36	105	36
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	–	–	(3,860)	–	–	–	(3,860)
Bank deposits, net	–	–	–	–	1,333	–	1,333
Consumer notes issued	–	–	532	–	–	–	532
Common share dividends	(690)	–	–	–	–	–	(690)
Increase in notes payable to subsidiary	2,050	–	–	–	–	(2,050)	–
138      MFC 2005 Annual Report

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
For the year ended	Corporation	Financial	Company	Company	Other	Consolidation	Financial
December 31, 2004	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Decrease in notes receivable from subsidiary	$1,829	$–	$–	$–	$–	$(1,829)	$–
Decrease in notes payable to parent	–	–	–	–	(1,829)	1,829	–
Increase in notes receivable from parent	–	–	–	–	(2,050)	2,050	–
Increase in notes receivable from affiliates	–	–	–	–	(241)	241	–
Increase (decrease) in notes payable to affiliates	–	318	–	–	(77)	(241)	–
Funds borrowed (repaid), net	–	161	–	–	(15)	116	262
Purchase and cancellation of common shares	(509)	–	–	–	–	–	(509)
Common shares issued on exercise of options	568	–	–	–	2,050	(2,050)	568
Preferred shares issued by a subsidiary	–	–	–	–	960	(1,110)	(150)
Sale of preferred shares of a subsidiary	–	–	–	–	62	–	62

Cash provided by (used in) financing activities	$3,248	$479	$(3,575)	$(105)	$329	$(2,731)	$(2,355)

Cash and short-term investments
Increase (decrease) during the year	$–	$6	$(1,189)	$101	$1,301	$2,683	$2,902
Currency impact on cash and short-term investments	–	–	–	–	(233)	–	(233)
Balance, January 1	–	3	2,166	3	6,065	(2,683)	5,554

Balance, December 31, 2004	$–	$9	$977	$104	$7,133	$–	$8,223

Cash and short-term investments
January 1, 2004
Gross cash and short-term investments	$–	$3	$2,166	$3	$6,388	$(2,683)	$5,877
Net payments in transit, included in other liabilities	–	–	–	–	(323)	–	(323)

Net cash and short-term investments, January 1	$–	$3	$2,166	$3	$6,065	$(2,683)	$5,554

End of year
Gross cash and short-term investments	$–	$9	$977	$104	$7,469	$–	$8,559
Net payments in transit, included in other liabilities	–	–	–	–	(336)	–	(336)

Net cash and short-term investments
December 31, 2004	$–	$9	$977	$104	$7,133	$–	$8,223

Notes to the Consolidated Financial Statements       139

f) Additional information required to be reported under U.S. GAAP
Derivative instruments and hedging activities     The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 138 on January 1, 2001.
For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. For cash flow hedges, the effective portion of changes in fair values of derivative instruments is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net loss of $10, included in other comprehensive income as at December 31, 2005 (2004 – $28), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.
g) Valuation and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Bonds	Bonds are carried at amortized cost, less an allowance for specific losses. Allowances are provided on a specific bond whenever a decline in the value of the bond is considered to be other than temporary. Realized gains and losses on sale are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Bonds may be classified as “available-for-sale,” “held-to-maturity” or “trading” securities. “Available- for-sale” and “trading” bonds are carried at fair value, while “held-to-maturity” bonds are carried at amortized cost in the Consolidated Balance Sheets. A decline in the value of a specific “available-for- sale” or “held-to-maturity” bond that is considered to be other than temporary results in a write-down in the cost basis of the bond and a charge to income in the period of recognition. Realized gains and losses on sale are recognized in income immediately. Unrealized gains and losses on “available-for-sale” bonds, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” bonds are included in income immediately.

(ii) Mortgages	Mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.

(iii) Stocks	Stocks are carried at a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter. Specific stocks are written down to fair value if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Stocks may be classified as “available-for-sale” or “trading” securities and are carried at fair value in the Consolidated Balance Sheets. Other-than-temporary declines in the value of “available-for-sale” stocks result in a write-down in the cost basis of the stocks and a charge to income in the period of recognition. Realized gains and losses and other-than-temporary unrealized gains and losses on “available-for-sale” stocks are recognized in income immediately. Unrealized gains and losses on “available-for-sale” stocks, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” stocks are included in income immediately.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down, taking into account discounted cash flows, if an impairment in the value of the property is considered to be other than temporary. Realized gains and losses are recognized in income immediately.

140      MFC 2005 Annual Report

Canadian GAAP	U.S. GAAP

(v) Policy liabilities	Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (“CALM”) and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed reinvestment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modelling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.	There are three main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), applies to non-participating insurance, including whole life and term insurance, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), applies to limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts. The actuarial liability for limited-payment contracts is determined using an approach similar to that applied under SFAS 60, except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

Notes to the Consolidated Financial Statements       141

	Canadian GAAP	U.S. GAAP

(v) Policy liabilities (continued)	In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”), applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under the rules of SOP 03-1, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives subject to the rules of SFAS 133. Liabilities for these guaranteed benefits are measured at fair value using stochastic modelling techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from “Actuarial liabilities” and included in “Other liabilities” on the Consolidated Balance Sheets.

(vi) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.	Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

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	Canadian GAAP	U.S. GAAP

(vi) Deferred acquisition costs (continued)	DAC associated with SFAS 97 and SFAS 120 policies (i.e., universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized. This adjustment to the DAC asset directly impacts shareholder equity and is not reflected in net income.

(vii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.	The value of business acquired (“VOBA”) is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

(viii) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.	Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset.

(ix) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.	Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”) applies to reinsurance ceded. Under SFAS 113 actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

SFAS 113 requires that the estimated net profit or loss from long-duration reinsurance treaties be recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(x) Derivatives	Derivatives are designated and effective as hedges if there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on derivatives designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Derivatives no longer considered hedges are carried on a moving market basis, whereby carrying values are moved toward market at a rate of 5% per quarter. Realized gains and losses are deferred and amortized into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	All derivatives are reported in the Consolidated Balance Sheets at their fair values, with changes in fair values recorded in income or equity, depending on the nature and effectiveness of the hedge. Changes in the fair value of derivatives not designated as hedges will be recognized in current period earnings. Specific guidance is provided relating to the types of hedges, the measurement of hedge ineffectiveness and hedging strategies. When a derivative instrument that is designated and qualifies as a fair value hedge is terminated, a final fair value change is recorded in income, together with the offsetting change in fair value of the hedged item. When a derivative instrument that is designated and qualifies as a cash flow hedge is terminated, the effective portion of the accumulated gain or loss continues to be recorded in other comprehensive income until the hedged item is recorded in income. If the Company determines that a hedged forecasted transaction is no longer probable of occurring, the unrealized gain or loss from the derivative instrument recorded in other comprehensive income is immediately recognized in earnings.

Notes to the Consolidated Financial Statements       143

h) Presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.	Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.	For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.

(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.	Assets and liabilities are called separate accounts and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

(v) Consolidated statements of cash flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in a consolidated statement of cash flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in a consolidated statement of cash flows.

(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.

i) Newly issued U.S. GAAP accounting statements     Emerging Issues Task Force Issue No. 04-5 — “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Right” (“EITF 04-5”)
In July 2005, the Emerging Issues Task Force of the Financial Accounting Standards Board issued EITF 04-5. EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should instead be followed. EITF 04-5 was immediately effective for partnerships established or modified after June 29, 2005 and is effective January 1, 2006 for previously existing partnerships. No partnerships were consolidated as a result of EITF 04-5. The Company is evaluating the impact of adopting EITF 04-5 for its previously existing partnerships.
Statement of Financial Accounting Standards No. 123(R) – “Share Based Payment” (“SFAS 123R”)
In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and is effective January 1, 2006. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company is evaluating the impact of adopting SFAS 123R, but does not expect it to be material.
144      MFC 2005 Annual Report

Statement of Position 05-1- “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)
In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense.
SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective adoption is not permitted. The Company is not able to estimate the impact on its consolidated financial position and results of operations of adopting SOP 05-1.
Statement of Position 03-1 – “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”)
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.
The Company adopted SOP 03-1 on January 1, 2004, which resulted in an increase in net income of $30 (net of tax of $19) and was recorded as the cumulative effects of an accounting change, on January 1, 2004. In addition, in conjunction with the adoption of SOP 03-1, the Company reclassified $1,000 in separate account assets and liabilities to the corresponding general account balance sheet accounts.
SFAS No. 148 – “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”)
In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123,” which is effective for fiscal years ending after December 31, 2002.
SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation, which is an optional alternative method of accounting presented in SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the fair value provisions of SFAS 123 on January 1, 2003 and utilized the transition provisions described in SFAS 148 on a prospective basis. For the periods prior to January 1, 2003, Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” was applied. Had the Company applied the fair value recognition provisions of SFAS 123 to all stock-based employee compensation, net income for the year ended December 31, 2005 would have been reduced by $1 (2004 – $10). Basic and diluted earnings per common share for the year ended December 31, 2005 would have decreased by nil (2004 – $0.01).
Note 24 ☐ Comparatives
Certain comparative amounts have been reclassified to conform with the current year’s presentation.
Note 25 ☐ Subsequent Events
a) Preferred shares On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.
b) Subordinated debentures On January 11, 2006, MLI exercised its right to redeem, on February 16, 2006, all of the outstanding $250 5.70% subordinated debentures due February 16, 2011 at par plus accrued and unpaid interest to the date of redemption (see note 12(d)).
Notes to the Consolidated Financial Statements       145